Form 10-K405, Exhibit 13
period 1997-09-28
REMEDYTEMP INC
filed 1997-12-24
CIK 1013467

                                                                    EXHIBIT 13.1

SELECTED FINANCIAL DATA

                                                             FISCAL YEAR ENDED(1)
                                     ----------------------------------------------------------------------
                                        1997             1996            1995          1994          1993
                                     ----------      ----------      ----------      --------      --------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF INCOME DATA:

Total revenues ................      $  360,346      $  285,519      $  209,003      $153,005      $121,294

Income before income taxes ....          17,424          12,007           6,497         3,802         1,857
Provision for income taxes (2)            7,231           7,794              97            57            46
                                     ----------      ----------      ----------      --------      --------
Net income ....................      $   10,193      $    4,213      $    6,400      $  3,745      $  1,811
                                     ==========      ==========      ==========      ========      ========
Net income per common share ...      $     1.13
PRO FORMA DATA (2):
Income before income taxes ....                      $   12,007      $    6,497      $  3,802      $  1,857
Provision for income taxes ....                           4,923           2,599         1,521           743
                                                     ----------      ----------      --------      --------
Net income ....................                      $    7,084      $    3,898      $  2,281      $  1,114
                                                     ==========      ==========      ========      ========
Net income per common share (3)                      $      .89      $      .51
Weighted-average common shares
outstanding (3) ...............       9,042,000       7,977,000       7,685,000
BALANCE SHEET DATA:
Cash and cash equivalents .....      $    5,128      $   10,959      $    2,204      $  1,330      $    688
Working capital ...............      $   39,130      $   35,341      $   14,649      $ 10,610      $  6,344
Total assets ..................      $   73,806      $   63,906      $   43,496      $ 30,490      $ 21,816
Long-term debt ................      $      281      $      734      $    1,142      $    851      $      0
Shareholders' equity ..........      $   47,061      $   36,276      $   19,308      $ 13,829      $ 10,084

(1) The fiscal year end of RemedyTemp, Inc., (the "Company"), including its wholly-owned subsidiary, Remedy Insurance Group, LTD ("RIG"), is a 52 or 53 week period ending the Sunday closest to September 30. Thus, "fiscal 1997," "fiscal 1996," "fiscal 1995," "fiscal 1994" and "fiscal 1993" refer to the Company's fiscal years ending September 28, 1997, September 29, 1996, October 1, 1995, October 2, 1994 and October 3, 1993, respectively. All these fiscal years consisted of 52 weeks except for fiscal 1993 which consisted of 53 weeks.

(2) Prior to the Company's initial public offering (the "Offering") in July 1996, the Company operated as an S corporation under Subchapter S of the Internal Revenue Code and comparable provisions of certain state income tax laws. The pro forma income statement data reflects provisions for federal and state income taxes as if the Company had been subject to federal and state income taxation as a C corporation during each of the periods presented. The termination of the Company's S corporation status in connection with the Offering resulted in a non-recurring net charge to actual earnings of $7.8 million in the fourth quarter of fiscal 1996. See "Notes to Consolidated Financial Statements- Note 4."

(3) See "Notes to Consolidated Financial Statements- Note 1 (Pro forma net income and net income per share)."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The Company provides temporary staffing services to industrial and service companies, professional organizations and governmental agencies. During the twelve months ended September 28, 1997, the Company placed approximately 130,000 temporary workers and provided over 35.4 million hours of staffing services to over 16,000 clients. From the beginning of fiscal 1993 through the end of fiscal 1997, the Company added 118 offices and increased revenues and income before taxes at compound annual growth rates of approximately 30.9% and 63.7%, respectively, to $360.3 million and $17.4 million, respectively.

OPERATIONS

    The Company's revenues are derived from Company-owned offices (direct sales) and independently-managed offices (licensed sales and franchise royalties). Under the Company's franchise arrangements, the franchisee pays all lease and working capital costs relating to its office, including funding payroll and collecting clients' accounts. The franchisee pays the Company an initial franchise fee and royalties equal to 7% of its gross billings (except for national accounts on which royalties are paid at a reduced rate). The Company processes payroll and invoices clients, and the franchisee employs all management staff and temporary personnel affiliated with its office. Under the Company's license arrangements, the licensee pays the Company an initial license fee and pays all lease and operating costs relating to its office. The licensee employs all management staff affiliated with its office, but the Company employs all temporary personnel affiliated with the licensed office, handles invoicing and collecting clients' accounts, and remits to the licensee 60%-70% of the office's gross profit. The amount of gross profit paid to the licensee is based on the level of hours billed during the contract year.

    As of September 28, 1997, there were 20 independently-managed offices operating as franchises and 93 operating as licensed offices. In general, independently-managed offices opened from 1987 to 1990 are operated as franchises, and independently-managed offices opened since 1990 are operated as licensed offices. The Company switched from franchise to license format to exercise more control over the collection and tracking of the receivables of the independently-managed offices and to allow the Company to grow without being limited by the financial resources of franchisees. The number of licensed offices is expected to increase because new independently-managed offices will be opened in license format and offices currently operated as franchises may, depending upon various factors, be converted to license format upon renewal of their franchise agreements. As the number of franchise offices is reduced, royalty income will decrease.

    The table on the following page sets forth for the last five fiscal years, the number of Company-owned, franchised and licensed offices and customer billings associated with each. Total system-wide billings consists of all services billed to clients by all Company-owned and independently-managed offices. For the Company-owned offices and licensed offices, all billings are Company revenues; for franchised offices, Company revenues are royalties that range from 6.3% - 7.0% of franchise gross billings over the last five years. Average hours billed is computed by dividing the relevant billings by the number of related offices. The Company's long-term revenue growth depends in part upon its ability to continue to open new offices, as well as its ability to enhance the sales of existing offices beyond historical levels.

                                                           FISCAL YEAR ENDED
                                   ---------------------------------------------------------------
                                     1997          1996          1995          1994           1993
                                   --------     --------       --------      -------       --------
                                                        (DOLLARS IN THOUSANDS)
COMPANY-OWNED OFFICES
Number of offices ...........            86            68            63            59            53
Average hours billed per
office ......................       233,233       248,062       217,907       192,857       172,292
Total billings ..............      $221,679      $184,564      $144,646      $119,042      $103,219
Average billings per office .      $  2,578      $  2,714      $  2,296      $  2,018      $  1,948
LICENSED OFFICES
Number of offices ...........            93            73            58            39            21
Average hours billed per
office ......................       123,813       117,373        96,545        80,801        74,383
Total billings ..............      $135,532      $ 98,003      $ 61,377      $ 31,201      $ 16,036
Average billings per office .      $  1,457      $  1,343      $  1,058      $    800      $    764
FRANCHISED OFFICES
Number of Offices ...........            20            20            21            21            20
Average hours billed per
office ......................       190,345       190,674       175,699       163,402       131,621
Total billings ..............      $ 46,525      $ 44,304      $ 41,095      $ 36,027      $ 27,133
Average billings per office .      $  2,326      $  2,215      $  1,957      $  1,716      $  1,357
Royalties ...................      $  2,948      $  2,811      $  2,751      $  2,462      $  1,938
TOTAL OFFICES ...............           199           161           142           119            94
TOTAL SYSTEM-WIDE BILLINGS ..      $403,737      $326,871      $247,118      $186,270      $146,388
AVERAGE HOURS BILLED PER
OFFICE ......................       177,786       181,677       162,096       150,936       141,765
TOTAL COMPANY REVENUES ......      $360,346      $285,519      $209,003      $153,005      $121,294

WORKERS' COMPENSATION

    As of July 22, 1997, the Company began a self-insured workers' compensation program for direct and licensed offices, administered through RIG. Management believes this program allows the Company to control its claims administration, allocate safety resources where they are needed and develop efficient and cost effective methods of financing workers' compensation. The Company is responsible for individual claims up to $250,000 and has purchased excess liability coverage for individual claims greater than $250,000 and aggregate claims greater than $7.5 million. See "Notes to Consolidated Financial Statements- Note 1."

RESULTS OF OPERATIONS

Fiscal 1997 Compared to Fiscal 1996

     Total revenues increased 26.2% or $74.8 million to $360.3 million for fiscal 1997 from $285.5 million for fiscal 1996. This increase was primarily attributable to volume increases that resulted from increased billings at existing offices and expansion of services, including EDGE(R) and call center activity, and from 38 new offices opened during fiscal 1997. Future revenue increases depend to a significant extent on the Company's ability to continue to open new offices and manage newly opened offices to maturity.

     Total cost of direct and licensed sales, which consists of wages and other expenses related to the temporary associates, increased 27.1% or $58.5 million to $274.5 million for fiscal 1997 from $216.0 million for fiscal 1996. Total cost of direct and licensed sales as a percentage of revenues increased to 76.2% for fiscal 1997 from 75.7% for fiscal 1996. This increase was due to the expansion of revenue growth in the light industrial business, which generally has lower gross margin rates than the clerical and office automation business. The Company's cost of licensed sales as a percentage of licensed sales remained relatively stable.

     Licensees' share of gross profit represents the net payments to licensees based upon a percentage of gross profit generated by the licensed operation. The percentage of gross profit earned by the licensee is based on the number of hours billed. Under the Company's license arrangements, the Company's share of gross profit cannot be less than 7.5% of the licensed operation sales, with the exception of national accounts on which the Company's fee is reduced to compensate for lower gross margins. Licensees' share of gross profit increased 41.0% or $6.7 million to $23.0 million for 1997 from $16.3 million for fiscal 1996. Licensees' share of gross profit as a percentage of total revenues increased to 6.4% for fiscal 1997 from 5.7% for fiscal 1996. This change resulted from an increase to 37.6% from 34.3% in the percentage of total licensed revenues as a percentage of total revenue. Licensees' share of gross profit as a percentage of licensees' total gross profit increased by 1.2% during fiscal 1997 due to an increase in hours billed at existing licensed offices.

     Selling, general and administrative expenses increased 12.2% or $5.1 million to $47.1 million for fiscal 1997 from $42.0 million for fiscal 1996. Selling, general and administrative expenses as a percentage of total revenues decreased to 13.1% for fiscal 1997 from 14.7% for fiscal 1996, due to the Company's total revenues expanding more rapidly than selling, general and administrative expenses. The Company has controlled growth in selling, general and administrative expenses by tightening cost controls through budgetary analysis and implementation of more stringent hiring and compensation guidelines. The Company expects selling, general and administrative expenses to increase as the Company continues to pursue its growth objectives and there can be no assurance that these expenses will not increase at greater rates in the future, or constitute a greater percentage of total revenues.

     Operating income increased 40.3% or $4.5 million to $15.8 million for fiscal 1997 from $11.2 million for fiscal 1996 due to the factors described above. Operating income as a percentage of revenues increased to 4.4% for fiscal 1997 from 3.9% for fiscal 1996.

     Income before income taxes increased 45.1% or $5.4 million to $17.4 million for fiscal 1997 from $12.0 million for fiscal 1996 due to the factors described above. As a percentage of total revenues, income before income taxes increased to 4.8% in 1997 from 4.2% in fiscal 1996.

Fiscal 1996 Compared to Fiscal 1995

     Total revenues increased 36.6% or $76.5 million to $285.5 million for fiscal 1996 from $209.0 million for fiscal 1995, primarily attributable to volume increases. The volume increases resulted from increased billings at existing offices and expansion of services, including EDGE(R), and from 19 new offices opened since the prior period.

     Total cost of direct and licensed sales increased 38.3% or $59.8 million to $216.0 million for fiscal 1996 from $156.2 million for fiscal 1995. Total cost of direct and licensed sales as a percentage of revenues increased to 75.7% for fiscal 1996 from 74.7% for fiscal 1995 due primarily to a new high volume, lower gross margin client. The Company's business mix and cost of licensed sales as a percentage of licensed sales remained relatively stable.

     Licensees' share of gross profit represents the net payments to licensees based upon a percentage of gross profit generated by the licensed operation. Licensees' share of gross profit increased 57.7% or $6.0 million to $16.3 million for 1996 from $10.3 million for fiscal 1995. Licensees' share of gross profit as a percentage of total revenues increased to 5.7% for fiscal 1996 from 4.9% for fiscal 1995. This change resulted from an increase to 34.3% from 29.4% in the percentage of licensed revenues as a percentage of total revenue. Licensees' share of gross profit as a percentage of licensees' total gross profit declined by 1.1% during fiscal 1996.

     Selling, general and administrative expenses increased 13.2% or $4.9 million to $42.0 million for fiscal 1996 from $37.1 million for fiscal 1995. Selling, general and administrative expenses as a percentage of total revenues decreased to 14.7% for fiscal 1996 from 17.8% for fiscal 1995, largely due to the Company's total revenues expanding more rapidly than selling, general and administrative expenses. The Company implemented several cost saving measures to maintain or reduce its level of selling, general and administrative expenses as a percentage of total revenue. Such measures include the installation of a Company-wide expense budgeting program to make corporate managers more accountable for their operating expenditures and the initiation of a profit sharing plan, at the office level, to reward office and area managers based on their office operating profit. During fiscal 1996, the Company entered into a contract with an insurance company whereby the insurance company assumed the Company's existing self-insured workers' compensation liability for claims incurred during the period May 1, 1986 through July 22, 1996. As a result of the contract, the Company reduced its estimated workers' compensation exposure by $1.4 million (reflected as a reduction in selling and administrative expenses). These cost savings were substantially offset by a loss reserve recorded for an unfavorable consulting contract.

     Operating income increased 108.7% or $5.8 million to $11.2 million for fiscal 1996 from $5.4 million for fiscal 1995 due to the factors described above. Operating income as a percentage of revenues increased to 3.9% for fiscal 1996 from 2.6% for fiscal 1995.

     Income before income taxes increased 84.8% or $5.5 million to $12.0 million for fiscal 1996 from $6.5 million for fiscal 1995 due to the factors described above. As a percentage of total revenues, income before income taxes increased to 4.2% in 1996 from 3.1% in fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by operating activities was $1.7 million and $3.3 million in fiscal 1997 and fiscal 1996, respectively. Cash provided by operating activities was significantly impacted by changes in working capital primarily resulting from a substantial increase in business volumes. Additionally, and as discussed below, the Company was required to pay $3 million in additional tax installments during fiscal year 1997 resulting from the termination of its S corporation status in the prior fiscal year.

     Cash used for purchases of fixed assets was $4.1 million and $3.2 million in fiscal 1997 and fiscal 1996, respectively. The increase in fiscal 1997 primarily resulted from expenditures associated with the Company's management information system. Implementation of this system is expected to begin in fiscal 1998. During fiscal 1998, the Company anticipates capital expenditures associated with direct office openings, new corporate headquarters and further investments in the Company's computer-based technologies to approximate $5.5 million.

     Prior to the Company's Offering on July 11, 1996, the Company declared distributions to its pre-Offering shareholders. In accordance with the declaration, distributions of $3.7 million and $6.6 million were paid to the pre-Offering shareholders during fiscal 1997 and fiscal 1996, respectively.

     In connection with the Offering, the Company terminated its S corporation status and, as a result, was required to change its overall method of accounting for tax reporting purposes from the cash method to the accrual method, resulting in a one-time charge to earnings in the fourth quarter of fiscal 1996 of approximately $7.8 million. See "Notes to Consolidated Financial Statements-
Note 4." The Internal Revenue Code allows the Company to recognize the effects of this termination in its tax returns over a four year period. This resulted in additional quarterly installments totaling $3.0 million in fiscal 1997 and may have the same impact in fiscal 1998.

     The Company has a revolving line of credit agreement with Bank of America providing for aggregate borrowings and letters of credit of $30.0 million. Interest on outstanding borrowings is payable monthly at the bank's reference rate or, at the Company's discretion, LIBOR plus 1.5%. The line of credit is unsecured and expires on February 28, 1999. The principal use of the line of credit has been to finance receivables, to provide a letter of credit required in connection with the Company's workers' compensation self-insurance program and to finance prior S corporation distributions made to pre-Offering shareholders. The Company had no balance outstanding under its line of credit and $150,000 in undrawn letters of credit as of September 28, 1997. The bank agreement governing the line of credit require the Company to maintain certain financial ratios and comply with certain restrictive covenants. See "Notes to Consolidated Financial Statements- Note 3."

The Company believes that its levels of working capital and line of credit are adequate to support present operations and to fund future growth and business opportunities.

SEASONALITY

     The Company's quarterly operating results are affected by the number of billing days in the quarter and the seasonality of its clients' businesses. The first fiscal quarter has been historically strong as a result of manufacturing and retail emphasis on holiday sales. The second fiscal quarter, from January through March, historically shows little to no growth in comparable revenues from the first fiscal quarter. Revenue growth has historically accelerated in each of the third and fourth fiscal quarters as manufacturers, retailers and service businesses increase their level of business activity.

INFLATION

     The effects of inflation on the Company's operations were not significant during the periods presented in the consolidated financial statements.

FORWARD LOOKING STATEMENTS

    In addition to historical information, management's discussion and analysis includes certain forward-looking statements, including those related to the Company's growth and strategies, future operating results and financial position as well as economic and market events and trends. The Company's actual results and financial position could differ materially from those anticipated in the forward-looking statements as a result of various factors. These factors include: competition, market conditions, the availability of sufficient personnel, the Company's ability to sustain historical growth rates and margins and control costs, and other risks and uncertainties as discussed under the "Risk Factors" section in the Company's Annual Report on Form 10-K/A as filed with the SEC on December 26, 1996 and in the Company's Prospectus dated July 10, 1996. The preceding should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto.

                                REMEDYTEMP, INC.

                           CONSOLIDATED BALANCE SHEET
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     ASSETS

                                                                      SEPTEMBER 28,    SEPTEMBER 29,
                                                                           1997            1996
                                                                         -------          -------
Current assets:
  Cash and cash equivalents ..................................           $ 5,128          $10,959
  Marketable securities ......................................                 -            1,016
  Accounts receivable, net of allowance for doubtful
    accounts of $2,612 and $2,111 at September 28, 1997
    and September 29, 1996, respectively .....................            55,751           42,337
  Prepaid expenses and other current assets ..................             1,987            2,341
  Deferred income taxes (Note 4) .............................               349                -
                                                                         -------          -------
        Total current assets .................................            63,215           56,653
Fixed assets, net (Note 2) ...................................             7,184            5,527
Other assets (Note 5) ........................................             2,502            1,726
Goodwill, net of accumulated amortization of $20 (Note 6).....               905                -
                                                                         -------          -------
                                                                         $73,806          $63,906
                                                                         -------          -------

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable ............................................          $ 4,082          $   933
  Accrued workers' compensation ...............................            2,905              550
  Accrued payroll, benefits and related costs .................           11,489           10,056
  Accrued licensees' share of gross profit ....................            2,225            1,388
  Other accrued expenses ......................................            1,148            1,711
  Income taxes payable (Note 4) ...............................            1,783            1,167
  Current portion of capitalized lease obligation (Note 7) ....              453              416
  Deferred income taxes (Note 4) ..............................                -            1,084
  Distributions payable to pre-Offering shareholders (Note 5) .                -            4,007
                                                                         -------          -------
        Total current liabilities .............................           24,085           21,312
Deferred income taxes (Note 4) ................................            2,379            5,584
Capitalized lease obligation (Note 7) .........................              281              734
                                                                         -------          -------
                                                                          26,745           27,630
                                                                         -------          -------
Commitments and contingent liabilities (Note 7)

Shareholders' equity (Note 9):
  Preferred Stock, $.01 par value; authorized 5,000 shares;
    none outstanding
  Class A Common Stock, $.01 par value; authorized 50,000
    shares; 5,930 and 5,830 issued and outstanding at
    September 28, 1997 and September 29, 1996,
    respectively ..............................................               60               58

  Class B Non-Voting Common Stock, $.01 par value; authorized
    4,530 shares; 2,997 and 3,058 issued and outstanding at
    September 28, 1997 and September 29, 1996,
    respectively ..............................................               30               31
Additional paid-in capital ....................................           33,262           32,671
Retained earnings .............................................           13,709            3,516
                                                                         -------          -------
Total shareholders' equity ....................................           47,061           36,276
                                                                         -------          -------
                                                                         $73,806          $63,906
                                                                         -------          -------

          See accompanying notes to consolidated financial statements.

                                REMEDYTEMP, INC.

                        CONSOLIDATED STATEMENT OF INCOME
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                            FISCAL YEAR ENDED
                                             -----------------------------------------------
                                             SEPTEMBER 28,    SEPTEMBER 29,       OCTOBER 1,
                                                  1997             1996              1995
                                               ---------        ---------         ---------

Direct sales ...........................        $221,679        $ 184,564         $ 144,646
Licensed sales .........................         135,532           98,003            61,377
Franchise royalties ....................           2,948            2,811             2,751
Initial franchise fees .................             187              141               229
                                                --------        ---------         ---------
      Total revenues ...................         360,346          285,519           209,003
Cost of direct sales ...................         173,148          142,643           110,159
Cost of licensed sales .................         101,327           73,347            46,017
Licensees' share of gross profit .......          22,970           16,287            10,328
Selling and administrative expenses ....          44,647           39,974            35,667
Depreciation and amortization ..........           2,501            2,043             1,453
                                                --------        ---------         ---------
      Income from operations ...........          15,753           11,225             5,379
Other income:
  Interest income (expense), net .......             480              (64)              (23)
  Other, net ...........................           1,191              846             1,141
                                                --------        ---------         ---------
Income before provision for income taxes          17,424           12,007             6,497
Provision for income taxes (Note 4) ....           7,231            7,794                97
                                                --------        ---------         ---------
Net income .............................        $ 10,193        $   4,213         $   6,400
                                                ========        =========         =========

Net income per share ...................        $   1.13
                                                ========
Weighted-average number of shares ......           9,042
                                                ========

Unaudited pro forma data (Notes 1 and 4)
Income before income taxes .............                        $  12,007         $   6,497
Provision for income taxes .............                            4,923             2,599
                                                                ---------         ---------
Pro forma net income ...................                        $   7,084         $   3,898
                                                                =========         =========
Pro forma net income per share .........                        $     .89         $     .51
                                                                =========         =========
Weighted-average number of shares ......                            7,977             7,685
                                                                =========         =========






                 See accompanying notes to consolidated financial statements.

                                REMEDYTEMP, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                             (AMOUNTS IN THOUSANDS)

                                             CLASS A                  CLASS B         ADDITIONAL
                                          COMMON STOCK             COMMON STOCK         PAID-IN   RETAINED
                                       SHARES      AMOUNT      SHARES        AMOUNT     CAPITAL    EARNINGS    TOTAL
                                      -------     --------     -------     --------     -------    -------    -------
Balance at October 2, 1994 .......      2,265     $     23       4,530     $     45     $    84    $13,677    $13,829
  Net income .....................                                                                   6,400      6,400
  Distributions to shareholders ..                                                                    (921)      (921)
                                      -------     --------     -------     --------     -------    -------    -------
Balance at October 1, 1995 .......      2,265           23       4,530           45          84     19,156     19,308
  Conversion of common stock
     (Note 1) ....................      1,472           14      (1,472)         (14)
  Net proceeds from public
     offering of common stock ....      2,093           21                               23,387                23,408
     (Note 1)
  Reclassification of S
     Corporation retained earnings                                                        9,200     (9,200)
  Net income .....................                                                                   4,213      4,213
  Distributions to pre-Offering
     shareholders ................                                                                    (701)      (701)
  Special distributions to
     pre-Offering shareholders in
     connection with the initial
     public offering (Note 1)....                                                                   (9,952)    (9,952)
                                      -------     --------     -------     --------     -------    -------    -------
Balance at September 29, 1996 ....      5,830           58       3,058           31      32,671      3,516     36,276
  Activity of Employee Stock
     Purchase Plan ...............         12                                               163                   163
  Stock option activity ..........         27            1                                  428                   429
  Conversion upon transfer to
     non-affiliates ..............         61            1         (61)          (1)
  Net income .....................                                                                  10,193     10,193
                                      -------     --------     -------     --------     -------    -------    -------
Balance at September 28, 1997 ....      5,930     $     60       2,997     $     30     $33,262    $13,709    $47,061
                                      =======     ========     =======     ========     =======    =======    =======


          See accompanying notes to consolidated financial statements.

                                REMEDYTEMP, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                                        FISCAL YEAR ENDED
                                                           -----------------------------------------
                                                           SEPTEMBER 28,   SEPTEMBER 29,  OCTOBER 1,
                                                               1997            1996          1995
                                                             --------       ---------     ---------
 Cash flows (used in) provided by operating
 activities:
   Net income .........................................      $ 10,193       $  4,213       $  6,400
     Adjustments to reconcile net income to net
     cash provided by operating activities:
       Depreciation and amortization ..................         2,501          2,043          1,453
       Provision for losses on accounts receivable ....         1,276          1,621          1,221
       Gain on sale of workers' compensation
       liability ......................................                       (1,438)
       Deferred taxes .................................        (4,938)         6,501             35
       Changes in assets and liabilities:
         Accounts receivable ..........................       (14,690)       (10,890)       (11,266)
         Prepaid expenses and other current assets ....           354             82           (356)
         Other assets .................................          (776)          (265)          (251)
         Accounts payable .............................         3,149            414            423
         Accrued workers' compensation ................         2,355         (4,745)          (236)
         Accrued payroll, benefits and related
         costs.........................................         1,433          2,991          3,150
         Accrued licensees' share of gross profit .....           837            184            649
         Other accrued expenses .......................          (563)         1,520           (517)
         Income taxes payable .........................           616          1,083
                                                             --------       --------       --------
   Net cash provided by operating activities ..........         1,747          3,314            705
                                                             --------       --------       --------
 Cash flows (used in) provided by investing
 activities:
   Purchase of fixed assets ...........................        (4,138)        (3,230)        (2,933)
   Purchase of franchise offices, net of cash
   acquired............................................          (925)
   Sale (purchase) of investments .....................         1,016         (1,016)
                                                             --------       --------       --------
   Net cash used in investing activities ..............        (4,047)        (4,246)        (2,933)
                                                             --------       --------       --------
 Cash flows (used in) provided by financing activities:
   Borrowings under line of credit agreement ..........           100         16,098          8,029
   Repayments under line of credit agreement ..........          (100)       (22,798)        (4,450)
   Repayments under capital lease obligation ..........          (416)          (375)          (338)
   Proceeds from sale/leaseback agreement .............                                         782
   Proceeds from stock option activity ................           429
   Proceeds from Employee Stock Purchase Plan
   activity ...........................................           163
   Net proceeds from IPO ..............................                       23,408
   Distributions to pre-Offering shareholders .........        (3,707)        (6,646)          (921)
                                                             --------       --------       --------
   Net cash (used in) provided by financing
   activities ...........                                      (3,531)         9,687          3,102
                                                             --------       --------       --------
  Net (decrease) increase in cash and cash
    equivalents .......................................        (5,831)         8,755            874
  Cash and cash equivalents at beginning of period ....        10,959          2,204          1,330
                                                             --------       --------       --------
  Cash and cash equivalents at end of period ..........      $  5,128       $ 10,959       $  2,204
                                                             ========       ========       ========


Other cash flow information:
 Cash paid during the period for interest..............      $    110       $    327       $    164
Cash paid during the period for income taxes...........      $  9,981       $     97       $      7

          See accompanying notes to consolidated financial statements.

                                REMEDYTEMP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business

    The Company's principal business is providing temporary personnel to businesses and industry.

    The Company has two classes of Common Stock outstanding: Class A Common Stock, which has all voting and other rights normally associated with common stock, and Class B Common Stock, which is identical to the Class A Common Stock in all respects except that the Class B Common Stock has no voting rights except with respect to certain amendments of the Company's Articles of Incorporation, certain mergers and as otherwise required by law. The Class B Common Stock will automatically convert into Class A Common Stock on a share-for-share basis upon the earlier of (i) certain transfers to non-affiliates, (ii) the death or legal incapacity of the Chairman of the Company or (iii) the tenth anniversary of the completion of the Company's initial public offering described below.

Basis of presentation

    The consolidated financial statements include the accounts of RemedyTemp, Inc. (the "Company") including its wholly-owned subsidiary, Remedy Insurance Group, LTD ("RIG"). See workers' compensation below. All significant intercompany transactions and balances have been eliminated.

Initial Public Offering

    On July 16, 1996, the Company completed an initial public (the "Offering") of 3,565 shares of its Class A Common Stock at $13.00 per share, of which 2,093 were sold by the Company and 1,472 were sold by certain pre-Offering shareholders. The shares sold by the pre-Offering shareholders were originally Class B Common Stock that automatically converted to Class A Common Stock in connection with the Offering. The net proceeds to the Company from the sale of 2,093 shares of Class A Common Stock were $23,408, after deduction of the underwriting discount of $1,905 and expenses related to the Offering of $1,900. A portion of the net proceeds was used to finance distributions to the Company's pre-Offering shareholders, with the remaining balance reserved for working capital and other general corporate use. The Company did not receive any of the proceeds from the sale of the shares of common stock offered by pre-Offering shareholders.

Recapitalization

    Concurrent with the Offering, the Company effected (i) a 1.812-for-1 stock split of its outstanding voting and non-voting common stock, and (ii) an amendment to the Company's Articles of Incorporation to authorize 5,000 shares of preferred stock, par value $.01, an increase in the number of voting common shares authorized from 10,000 to 50,000, a reclassification of the voting and non-voting common stock, and a decrease in the number of authorized non-voting common shares from 7,500 to 4,530. Share and per share amounts for all periods presented have been adjusted to give retroactive effect to the above.

Summary of significant accounting policies

Fiscal year

    The Company's fiscal year includes 52 or 53 weeks, ending on the Sunday closest to September 30. Fiscal years 1997, 1996 and 1995 consisted of 52 weeks.

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Revenue recognition

    Revenue from the sale of services is recognized at the time the service is performed. A portion of the Company's revenue is derived from affiliate operations which consist of franchised and licensed operations.

    Under the Company's franchised operations, the franchisee has the direct contractual relationship with the customers, holds title to the related customer receivables and is the legal employer of the temporary employees. Accordingly, sales and cost of sales generated by the franchised operations are not included in the Company's consolidated financial statements. Fees are paid to the Company based upon a percentage of the gross sales generated by the franchised operation and such fees are recorded by the Company as "Franchise royalties."

    Revenues generated by licensed operations and the related costs of services are included in the Company's consolidated financial statements and are reported as "Licensed sales" and "Cost of licensed sales," respectively. The Company has the direct contractual relationship with the customer, holds title to the related customer receivables and is the employer of the temporary employees. The risks associated with the licensed operations remain with the Company. "Licensee" refers to the Company's affiliates in their role as independent contractors and limited agents of the Company in recruiting job applicants, soliciting job orders, filling those orders and handling collection matters upon request. The Licensee acts as a limited agent for the Company to market the Company's services within the Licensee's territory. The net distribution paid to the Licensee for the services rendered is based on a percentage of the gross profit generated by the Licensee's operation and is reflected as "Licensees' share of gross profit" in the consolidated statement of income.

    Both franchisees and licensees pay an initial fee for their affiliation with the Company. This fee is recognized as revenue when substantially all of the initial services required by the Company have been performed, and is reported by the Company as "Initial franchise fees."

Concentrations of credit risk

    The Company's financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. However, concentrations of credit risk are limited due to the large number of customers comprising the Company's customer base and their dispersion across different business and geographic areas. Furthermore, the Company routinely assesses the financial strength of its customers.

Use of estimates in the preparation of consolidated financial statements

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and cash equivalents

    For purposes of financial reporting, cash equivalents represent highly liquid short-term investments with original maturities of less than 90 days.

Marketable securities

    Marketable securities consist primarily of U.S. Treasury securities and other commercial paper. Marketable securities are carried at cost which approximated fair market value at September 29, 1996. The Company held no marketable securities at September 28, 1997.

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Fixed assets

    Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which are three to five years for furniture and fixtures and computer equipment. Major improvements to leased office space are capitalized and amortized over the shorter of their useful lives or the term of the lease.

Goodwill

    Goodwill consists of the excess of purchase price over the fair value of net assets of businesses acquired and is amortized on a straight line basis over 20 years. The Company regularly reviews the individual components of the balance and recognizes any decline in value on a current basis.

Workers' compensation

    As of July 22, 1997, RIG began providing direct and licensed offices with a self-insured workers' compensation program. Management believes that RIG allows the Company to control its claims administration, allocate safety resources where they are needed and develop efficient methods of financing workers' compensation. RIG, an offshore insurance captive domiciled in Bermuda, was incorporated and funded with an amount of $600 of restricted cash which is classified on the consolidated balance sheet as other assets. RIG is a component of the Company's strategic plan to renew the workers' compensation self-insured program for its operations nationwide. The Company utilizes Lindsey Morden, a national Third Party Administrator to administer claims nationally, and Reliance National Indemnity Company to provide stop-loss insurance coverage. This stop-loss coverage will pay individual claims greater than $250 and aggregate claims greater than $7,500.

    Prior to July 22, 1996, the Company's workers' compensation risk was self-insured in California. On July 22, 1996, the Company entered into a contract with an insurance company whereby the insurance company assumed the Company's existing self-insured workers' compensation liability for claims incurred during the period May 1, 1986 through July 22, 1996. As a result of the contract, the Company reduced its estimated workers' compensation exposure by $1,438 (reflected as a reduction in selling and administrative expenses for the fiscal year ended September 29, 1996). Additionally, the Company purchased a guaranteed cost insurance policy to cover workers' compensation claims, in California, for the period July 22, 1996 to July 22, 1997. For workers' compensation coverage in states other than California, the Company had similar guaranteed cost policies.

Other income

    Other income consists primarily of fees collected from customers on past due accounts receivable balances in the amounts of $1,411, $1,064 and $883, for the years ended September 28, 1997, September 29, 1996 and October 1, 1995, respectively.

Income taxes

    The Company records income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events including enactments of changes in the tax law or rates.

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Accounting for stock-based compensation

    The Company accounts for its stock compensation plans under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations. The disclosures required under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No.123) have been included in Note 8.

Pro forma net income and net income per share

    Prior to the Offering, the Company elected treatment as an S corporation for federal and state income tax purposes. Pro forma net income represents net income after a pro forma tax provision, using a tax rate of 41% and 40% for the years ended September 29, 1996, and October 1, 1995, respectively, to reflect the estimated income tax expense of the Company as if it had been subject to federal and state income taxes for the period.

    Pro forma net income per share (unaudited) for fiscal 1996 and fiscal 1995 is computed by using the weighted- average number of common and common equivalent shares outstanding during the period, adjusted to include the number of shares required to be sold by the Company to prepay distributions to the pre-Offering shareholders totaling $9,952 (890 shares as calculated based on the net proceeds from the Offering) (Note 5). In addition, the computation of pro forma weighted-average shares outstanding gives effect to the stock split effected in connection with the Offering.

2.  FIXED ASSETS

                                                SEPTEMBER 28,   SEPTEMBER 29,
                                                     1997           1996
                                                  ---------      ---------

               Computer equipment............     $   8,516      $   7,679
               Furniture and fixtures........         4,352          3,980
               Leasehold improvements........         2,302          2,032
               Construction in progress......         2,597              -
                                                  ---------      ---------
                                                     17,767         13,691
               Less accumulated depreciation.       (10,583)        (8,164)
                                                  $   7,184      $   5,527
                                                  =========      =========

    Included in the above computer equipment are capitalized leases and related accumulated depreciation of $2,050 and $1,408 at September 28, 1997, respectively and $2,050 and $998 at September 29, 1996, respectively. Construction in progress relates to expenditures for the Company's development and implementation of a new Company-wide management information system.

3.  LINE OF CREDIT

    The Company has a revolving line of credit agreement with Bank of America, dated August 25, 1997, which provides for aggregate borrowings of $30,000. Interest on outstanding borrowings is payable monthly at the bank's reference rate (8.5% at September 28, 1997) or, at the Company's election, at a fixed rate equal to LIBOR plus 1.5 % for a predetermined period. The line of credit agreement expires on February 28, 1999.

    At September 28, 1997 and September 29, 1996 the Company had no balances outstanding under its line of credit agreement. The Company had outstanding undrawn letters of credit of $150 and $3,985 at September 28, 1997 and September 29, 1996, respectively. Under the provisions of the line of credit agreement, the Company must maintain certain financial ratios and must comply with certain restrictive covenants. The Company was in compliance with these requirements for the fiscal year ended September 28, 1997.

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

4.  INCOME TAXES

    Prior to the Offering, the Company elected to be taxed as an S corporation for federal and state income tax purposes. Pursuant to this election, earnings or losses were subject to tax at the shareholder level rather than the corporate level. Therefore, no provision was made for federal income tax on earnings or losses of the Company in the historical consolidated financial statements. In conjunction with the Offering, the S corporation status was terminated after July 9, 1996. As a result, the Company was required by the Internal Revenue Code to change its overall method of accounting for income tax reporting purposes from the cash basis to the accrual basis. The termination also resulted in a non-recurring net charge to earnings of $7,793 in the fourth quarter of fiscal 1996 for additional federal and state income tax liability related to the net change required to adjust the deferred tax assets and liabilities to their appropriate values utilizing C corporation rates.

    The Company's provision for income taxes for the three fiscal years ended September 28, 1997 consists of the following:

                                                SEPTEMBER 28,  SEPTEMBER 29,   OCTOBER 1,
                                                    1997           1996           1995
                                                    ----           ----        -------

Current tax expense:
    Federal .................................      $  9,983       $ 1,123      $    -
    State ...................................         2,186           170          62
                                                   --------       -------      ------
            Total current ...................        12,169         1,293          62
                                                   --------       -------      ------
Deferred tax expense:
    Federal .................................        (4,375)       (1,122)          -
    State ...................................          (563)         (170)         35
    Deferred  tax  provision  resulting  from
      termination of S corporation status ...             -         7,793           -
                                                   --------       -------      ------
            Total deferred ..................        (4,938)        6,501          35
                                                   --------       -------      ------
            Total provision for income taxes       $  7,231       $ 7,794      $   97
                                                   ========       =======      ======


        The composition of the deferred tax assets (liabilities) at September 28, 1997 and September 29, 1996 is listed below.

                                                    SEPTEMBER 28,  SEPTEMBER 29,
                                                        1997           1996
                                                        ----           ----

Reserves and accrued liabilities ...............      $ 3,333       $ 1,901
Depreciation ...................................          606           387
                                                      -------       -------
           Gross deferred tax assets ...........        3,939         2,288
                                                      -------       -------
S corporation cash basis accounting adjustment .       (5,969)       (8,956)
                                                      -------       -------
           Gross deferred tax liabilities ......       (5,969)       (8,956)
                                                      -------       -------
Net deferred tax liabilities ...................      $(2,030)      $(6,668)
                                                      =======       =======

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

4.  INCOME TAXES (CONTINUED)

    The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory income tax rates to income before taxes as a result of the following differences:

                                                 SEPTEMBER 28,   SEPTEMBER 29,     OCTOBER 1,
                                                     1997            1996*            1995*
                                                     ----            -----            -----

Federal tax computed at statutory rate              35.0%            35.0%            34.0%
State taxes, net of federal benefit ..               5.5%             5.0%             5.0%
Other ................................               1.0%             1.0%             1.0%
                                                    ----             ----             ----
Total pro forma  provision for income
  taxes ..............................              41.5%            41.0%            40.0%
                                                    ====             ====             ====

----------
*Pro forma due to prior S corporation status

5.  RELATED PARTY TRANSACTIONS

    Prior to the completion of the Offering, the Company's Board of Directors declared a distribution of $4,952 to be paid to the Company's pre-Offering shareholders representing the estimated income tax obligations of the pre-Offering shareholders on undistributed S corporation earnings from October 2, 1995 through July 9, 1996, the date immediately preceding the termination of the S corporation status. The distribution, net of advances for the quarterly estimated tax payments of the pre-Offering shareholders, was paid in fiscal 1997.

    Prior to July, 1997, the Company leased its corporate facility from the principal shareholder of the Company. The lease provided for the payment of property taxes, insurance and certain other operating expenses applicable to the leased property by the lessee. In September 1996, the lease expired and the lease term became month-to-month through July 1997 (Note 7). Rent expense paid to the principal shareholder totaled $238, $301, and $301 for the years ended September 28, 1997, September 29, 1996, and October 1, 1995, respectively.

    Included in other assets at September 28, 1997 and September 29, 1996 are advances and notes receivable due from shareholders and officers of the Company in the amount of $310 and $417, respectively.

6.  REPURCHASE OF FRANCHISE OFFICES

    During fiscal 1997, the Company acquired three licensed offices at the following locations: (i) Grand Rapids, Michigan, (ii) Worthington, Ohio, and
(iii) Atlanta, Georgia. Additionally, the Company acquired one franchised office located in Indianapolis, Indiana. Results of operations for the acquired licensed offices are recorded under the Company's licensed revenue recognition policies for the first ten months of the fiscal year (see Note 1) and under the direct office policies for the last two months of the fiscal year. Results of operations for the repurchased franchised office are shown under the direct revenue recognition policies for the last two months of the Company's fiscal year and royalty revenue was recorded until the repurchase. Had the results of operations for the franchised office been shown as of the beginning of the current and preceding fiscal years, the consolidated financial information would not be significantly different. These acquisitions were accounted for under the purchase method of accounting. The combined purchase price of $925 was allocated primarily to goodwill and is being amortized over a twenty-year life. The Company is contemplating the continued selective repurchase of licensed and franchised offices in certain territories with the intent of expanding the Company's market presence in such regions.

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7.  COMMITMENTS AND CONTINGENT LIABILITIES

    The Company leases its corporate facility, branch offices and certain equipment under operating leases. The leases typically require the Company to pay taxes, insurance and certain other operating expenses applicable to the leased property. Total rent expense was approximately $2,298, $2,220 and $2,209 for the years ended September 28, 1997, September 29, 1996 and October 1, 1995, respectively.

    On April 17, 1997, the Company executed a lease for new corporate headquarters. The lease agreement provides for leased premises, projected to be approximately 52,500 square feet in size, at a fixed rate of $1.93 per square foot per month, for a fixed term of five and one-half years from the date of occupancy. In addition to base rent, after the first year of occupancy the Company is obligated to pay a portion of the increase in operating costs and real property taxes for the leased premises. The Company has an option to renew the lease after the initial term for an additional term of five years. It is anticipated that the leased premises will be completed and ready for occupancy in August 1998.

    On July 15, 1997 the Company executed a two-year lease agreement with an independent third party for the current corporate facilities. The lease includes a 60-day cancellation clause and provides for the Company to pay property taxes, insurance and certain other operating expenses applicable to the leased property. The Company intends to reside at its current location until the new facility is ready for occupancy.

    In fiscal 1994, the Company entered into a financing agreement for the purchase of computer and related equipment. Fixed assets totaling $782 and $1,268 were sold to and leased back from the bank under this agreement for the fiscal years ended October 1, 1995 and October 2, 1994, respectively. Based upon the terms of the agreement, the leases were accounted for as capital leases. There were no additional transactions under this agreement during fiscal 1997 or fiscal 1996.

    Future minimum lease commitments under all noncancellable capital and operating leases as of September 28, 1997 are as follows:

      FISCAL                                           CAPITAL      OPERATING
      YEAR                                             LEASES         LEASES
      ----                                             ------         ------
      1998...........................................  $453           $2,038
      1999...........................................   232            2,414
      2000...........................................    49            1,793
      2001...........................................    -             1,494
      2002...........................................    -             1,374
                                                       ----           ------
            Total....................................  $734           $9,113
                                                       ====           ======

    The Company is involved in various claims and legal actions arising in the ordinary course of business. It is the opinion of management, upon the advice of legal counsel, that the ultimate disposition of these matters will not materially affect the Company's consolidated financial position, results of operations or cash flows.

8.  EMPLOYEE BENEFIT PLAN

401(k) plan

    The Company has an employee savings plan which permits participants to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. The plan is open to qualified full-time and temporary employees who earn less than $80 per year. The annual amount of employer contributions to the plan is determined at the discretion of the board of directors, subject to certain limitations. Eligible participants may make voluntary contributions to the plan and become fully vested in the Company's contributions over a five-year period. The Company has made no contributions during the three fiscal years ended September 28, 1997.

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9.  SHAREHOLDERS' EQUITY

Employee Stock Purchase Plan

    In connection with the Offering, the Company implemented its 1996 Employee Stock Purchase Plan (the "Purchase Plan"). A total of 250 shares were reserved for issuance under the Purchase Plan. Under the terms of the Purchase Plan, eligible employees may purchase shares of the Company's common stock based on payroll deductions. The purchase price for shares granted is the lower of 85% of the market price of the stock on the first or last day of each six month purchase period. The Purchase Plan commenced on October 1, 1996. During fiscal 1997, a total of 12 shares were purchased at a price of $13.18 per share.

Stock Incentive Plan

    In connection with the Offering, the Company implemented its 1996 Stock Incentive Plan (the "Incentive Plan") for officers, directors and key employees of the Company. A total of 900 shares were reserved for issuance under the Incentive Plan. Options granted to employees of the Company typically may be exercised within ten years from the grant date and are exercisable in installments determined by the Compensation Committee of the Board of Directors. Options granted to non-employee directors prior to the Offering were immediately exercisable. Options granted to non-employee directors subsequent to the Offering are typically 50% exercisable immediately and 50% exercisable upon the date of the next annual shareholders meeting. Grants for 260 shares at a price of $15.31 per share and 20 shares at a price of $19.25 per share were made during fiscal year 1997.

    The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the Purchase and Incentive Plans. Had compensation cost for both plans been determined based on the fair value at the grant date of awards in 1997 and 1996 consistent with the provisions of SFAS No. 123, the Company's net income and net income per share would nave been reduced to the pro forma amounts indicated below:

                                         September 28, 1997   September 29, 1996
Net income - as reported                       $ 10,193            $ 7,084*
Net income - pro forma                            9,514              6,813
Net income per share - as reported                 1.13               0.89*
Net income per share - pro forma                   1.05               0.85

* Pro forma due to prior S corporation status

    The fair value of each option grant has been estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the grants in fiscal 1997 and 1996, respectively: dividend yield of 0.0% and 0.0%; risk free interest rate of 6.48% and 6.61%; expected volatility of 30.0% and 30.0% and expected lives of 2.8 and 4.7 years. The weighted-average per share estimated fair value at the date of grant for options granted during fiscal 1997 and 1996 was $4.26 and $4.88, respectively.

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9.  SHAREHOLDERS' EQUITY (CONTINUED)

The following table summarizes the activity relating to the Incentive and Purchase Plans:

                                    Incentive               Purchase
                                   Plan Options           Plan Options

                                            Weighted-             Weighted-
                                            Average               Average
                                            Exercise              Exercise
                                  Shares    Price      Shares     Price
                                 ---------- ---------- --------   ---------
Options outstanding
  October 1, 1995 .............      -                     -
Options granted ...............  443.0     $ 13.00         -
Options canceled ..............    3.6       13.00         -
                                 -----     -------      ----
Option outstanding
  September 29, 1996 ..........  439.4       13.00         -
Options granted ...............  280.0       15.55      23.6       $13.18
Options canceled ..............   21.4       14.46         -
Options exercised .............   26.4       13.00      12.3        13.18
                                 -----     -------      ----       ------
Options outstanding
   September 28, 1997 .........  671.6                  11.3
                                 =====                  ====


    The number of exercisable options outstanding for the fiscal years ended 1997 and 1996 under the plans were 114.5 and 61.0 shares, respectively, at weighted-average prices of $13.00 and $13.00 per share, respectively. The following table summarizes information about stock options outstanding at September 28, 1997:

              Options Outstanding                            Options exercisable

                                    Weighted-
                                    Average
                         Shares     Remaining      Weighted-       Shares      Weighted-Average
 Exercise Price       Outstanding   Life         Average Price   Exercisable        Price
 --------------       -----------   ---------    -------------   -----------   ---------------
$10.00 - $13.00          396.6      8.8 years      $   13.00       114.5        $   13.00
$13.01 - $16.00          271.3      9.6 years      $   15.31         0          $   15.31
$16.01 - $20.00           15.0      9.4 years      $   19.25         0          $   19.25

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


10. UNAUDITED CONSOLIDATED QUARTERLY INFORMATION

                                                          FOR THE THREE MONTHS ENDED
                                             ------------------------------------------------------
                                             DECEMBER          MARCH           JUNE       SEPTEMBER
                                                 29,            30,             29,            28,
                                                1996           1997            1997           1997
                                                ----           ----            ----           ----

Total revenues ........................        $84,563        $83,587        $92,287        $99,909
Total cost of direct and licensed sales         64,313         63,702         70,058         76,402
Licensees' share of gross profit ......          5,015          5,289          6,153          6,513
Selling, general and administrative
expenses ..............................         11,280         11,519         12,087         12,262
Net income ............................          2,557          2,040          2,571          3,025
Net income per share ..................            .28            .23            .29            .33

                                                           FOR THE THREE MONTHS ENDED
                                                ---------------------------------------------------
                                                DECEMBER       MARCH          JUNE        SEPTEMBER
                                                  31,            31,           30,            29,
                                                 1995           1996          1996           1996
                                               -------        -------        -------        -------

Total revenues ........................        $64,681        $65,432        $72,956        $82,450
Total cost of direct and licensed sales         48,260         49,589         55,340         62,801
Licensees' share of gross profit ......          3,711          3,843          4,309          4,424
Selling, general and administrative
expenses ..............................          9,659         10,119         10,361         11,878
Pro forma net income (1) ..............          1,940          1,264          1,884          1,996
Pro forma net income per share (2) ....           0.25           0.16           0.25           0.23

----------
(1) Pro forma net income represents net income after a pro forma tax provision reflecting the estimated income tax expense of the Company as if it had been subject to federal and state income taxes at C corporation rates. See Note 1.

(2) See Note 1 regarding the computation of pro forma net income per share.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
and Shareholders of RemedyTemp, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of RemedyTemp, Inc. and its subsidiary at September 28, 1997, and September 29, 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 28, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/S/ PRICE WATERHOUSE LLP
------------------------
Price Waterhouse LLP
Costa Mesa, California
November 14, 1997