Form 10-K, Exhibit 13
period 1998-09-27
REMEDYTEMP INC
filed 1998-12-23
CIK 1013467

                                                                    EXHIBIT 13.1

SELECTED FINANCIAL DATA

                                                              FISCAL YEAR ENDED(1)
                                           1998          1997          1996       1995        1994
                                           ----          ----          ----       ----        ----
                                                      (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Total revenues ....................     $451,344     $360,346     $285,519     $209,003     $153,005

Income before income taxes ........       23,177       17,424       12,007        6,497        3,802
Provision for income taxes (2) ....        9,271        7,231        7,794           97           57
                                        --------     --------     --------     --------     --------
Net income ........................     $ 13,906     $ 10,193     $  4,213     $  6,400     $  3,745
                                        ========     ========     ========     ========     ========
Net income per share, basic .......     $   1.55     $   1.15     $   0.58     $   0.94     $   0.55
                                        ========     ========     ========     ========     ========
Weighted-average number of  shares,
basic .............................        8,966        8,896        7,225        6,795        6,795

Net income per share, diluted .....     $   1.50     $   1.13     $   0.58     $   0.94     $   0.55
                                        ========     ========     ========     ========     ========
Weighted-average number of  shares,
diluted ...........................        9,297        9,042        7,250        6,795        6,795

PRO FORMA DATA(2):
Income before income taxes ........                                 12,007        6,497        3,802
Provision for income taxes ........                                  4,923        2,599        1,521
                                                                  --------     --------     --------
Net income ........................                               $  7,084     $  3,898     $  2,281
                                                                  ========     ========     ========

BALANCE SHEET DATA:
Cash and cash equivalents .........     $    450     $  5,128     $ 10,959     $  2,204     $  1,330
Working capital ...................     $ 42,461     $ 39,130     $ 35,341     $ 14,649     $ 10,610
Total assets ......................     $ 89,785     $ 73,806     $ 63,906     $ 43,496     $ 30,490
Long-term debt ....................     $     63     $    281     $    734     $  1,142     $    851
Shareholders' equity ..............     $ 62,437     $ 47,061     $ 36,276     $ 19,308     $ 13,829

(1) The fiscal year end of RemedyTemp, Inc., (the "Company"), including its wholly-owned subsidiary, Remedy Insurance Group, LTD ("RIG"), is a 52 or 53 week period ending the Sunday closest to September 30. Thus, "fiscal 1998," "fiscal 1997," "fiscal 1996," "fiscal 1995," and "fiscal 1994"
        refer to the Company's fiscal years ending September 27, 1998, September 28, 1997, September 29, 1996, October 1, 1995 and October 2, 1994,
        respectively. All these fiscal years consisted of 52 weeks.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

     In addition to historical information, management's discussion and analysis includes certain forward-looking statements, including, but not limited to, those related to the Company's growth and strategies, future operating results and financial position as well as economic and market events and trends. All forward-looking statements made by the Company, including such statements herein, include material risks and uncertainties and are subject to change based on factors beyond the control of the Company. Accordingly, the Company's actual results and financial position could differ materially from those expressed or implied in any forward-looking statement as a result of various factors, including without limitation those factors described in the Company's filings with the Securities and Exchange Commission regarding risks affecting the Company's financial conditions and results of operations. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized. The following should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto.

GENERAL

     The Company provides temporary staffing services to industrial and service companies, professional organizations and governmental agencies. During the twelve fiscal months ended September 27, 1998, the Company placed approximately 136,000 temporary workers and provided over 41.0 million hours of staffing services to approximately 17,000 clients. From the beginning of fiscal 1994 through the end of fiscal 1998, the Company added 140 offices, for a total of 234 offices and increased revenues and income before taxes at compound annual growth rates of approximately 30.1% and 65.7%, respectively, to $451.3 million and $23.2 million, respectively.

OPERATIONS

     The Company's revenues are derived from Company-owned offices (direct sales) and independently-managed offices (licensed sales and franchise royalties). Under the Company's franchise arrangements, the franchisee pays all lease and working capital costs relating to its office, including funding payroll and collecting clients' accounts. The franchisee pays the Company an initial franchise fee and royalties equal to 7% of its gross billings (except for national accounts on which royalties are paid at a reduced rate). The Company processes payroll and invoices clients, and the franchisee employs all management staff and temporary personnel affiliated with its office. Under the Company's license arrangements, the licensee pays the Company an initial license fee and pays all lease and operating costs relating to its office. The licensee employs all management staff affiliated with its office, but the Company employs all temporary personnel affiliated with the licensed office, handles invoicing and collecting clients' accounts, and remits to the licensee 60%-70% of the office's gross profit. However, the Company's share of the licensed gross profit is never less than 7.5% of licensee's gross billings, with the exception of national accounts on which the Company's fee is reduced to compensate for lower gross margins. The amount of gross profit paid to the licensee is based on the level of hours billed during the contract year.

     As of September 27, 1998, there were 19 independently-managed offices operating as franchises and 117 operating as licensed offices. In general, independently-managed offices opened from 1987 to 1990 are operated as franchises, and independently-managed offices opened since 1990 are operated as licensed offices. The Company switched from franchise to license format to exercise more control over the collection and tracking of the receivables of the independently-managed offices and to allow the Company to grow without being limited by the financial resources of franchisees. The number of licensed offices is expected to increase because new independently-managed offices will be opened in license format and offices currently operated as franchises may, depending upon various factors, be converted to license format upon renewal of their franchise agreements. As the number of franchise offices is reduced, royalty income will decrease.

     The table on the following page sets forth for the last five fiscal years, the number of Company-owned, franchised and licensed offices and customer billings associated with each. Total system-wide billings consists of all services billed to clients by all Company-owned and independently-managed offices. For the Company-owned offices and licensed offices, all billings are Company revenues; for franchised offices, Company revenues are royalties. Average billings per office is computed by dividing the relevant billings by the number of related offices. The Company's long-term revenue growth depends in part upon its ability to continue to attract new clients, retain existing clients and open new offices, as well as its ability to enhance the sales of existing offices beyond historical levels.

                                                                   FISCAL YEAR ENDED
                                       -----------------------------------------------------------------------
                                         1998           1997             1996            1995           1994
                                       --------       --------         --------        --------       --------
                                                                 (DOLLARS IN THOUSANDS)
COMPANY-OWNED OFFICES
Number of offices .............              98              86              68              63              59
Average hours billed per office         241,216         233,233         248,062         217,907         192,857
Total billings ................        $274,577        $221,679        $184,564        $144,646        $119,042
Average billings per office ...        $  2,802        $  2,578        $  2,714        $  2,296        $  2,018
LICENSED OFFICES
Number of offices .............             117              93              73              58              39
Average hours billed per office         118,494         123,813         117,373          96,545          80,801
Total billings ................        $173,764        $135,532        $ 98,003        $ 61,377        $ 31,201
Average billings per office ...        $  1,485        $  1,457        $  1,343        $  1,058        $    800
FRANCHISED OFFICES
Number of offices .............              19              20              20              21              21
Average hours billed per office         184,679         190,345         190,674         175,699         163,402
Total billings ................        $ 45,371        $ 46,526        $ 44,304        $ 41,095        $ 36,027
Average billings per office ...        $  2,388        $  2,326        $  2,215        $  1,957        $  1,716
Royalties .....................        $  2,812        $  2,948        $  2,811        $  2,751        $  2,462
TOTAL OFFICES .................             234             199             161             142             119
TOTAL SYSTEM-WIDE BILLINGS ....        $493,712        $403,737        $326,871        $247,118        $186,270
AVERAGE HOURS BILLED PER OFFICE         175,265         177,786         181,677         162,096         150,936
TOTAL COMPANY REVENUES ........        $451,344        $360,346        $285,519        $209,003        $153,005

WORKERS' COMPENSATION

     As of July 22, 1997, the Company began a self-insured workers' compensation program for direct and licensed offices, administered through RIG. Management believes RIG enables the Company to control its claims administration, allocate safety resources where they are needed and develop efficient and cost effective methods of financing workers' compensation. The Company is responsible for individual claims up to $250,000 and has purchased excess liability coverage for individual claims greater than $250,000 and aggregate claims greater than $7.5 million. This aggregate stop-loss coverage is based on projected levels of workers' compensation wages and will vary to the extent that actual wage levels differ from the projection. See "Notes to Consolidated Financial Statements-
Note 1."

RESULTS OF OPERATIONS

Fiscal 1998 Compared to Fiscal 1997

      Total revenues increased 25.3% or $91.0 million to $451.3 million for fiscal 1998 from $360.3 million for fiscal 1997. This increase was primarily attributable to volume increases that resulted from increased billings at existing offices and expansion of services, including EDGE(R) and call center activity, and from 35 new offices opened during fiscal 1998.

      Although the annual increase in total revenues generally is consistent with the Company's historical performance as a public company, the Company recently experienced extraordinary price competition from a national staffing provider on one of the Company's existing high volume, low gross margin clients. As of December 1998, the Company discontinued providing service to this client for various reasons, including the Company's strategic emphasis on maintaining acceptable gross margin levels on all client accounts. In light of the significant market demand for the Company's staffing services from clients and potential clients who accept the Company's customary gross margin requirements, the Company believes that it should be able to continue to maintain its gross margin requirements and to expand its business on that basis, however, no assurance in this regard can be given. Future revenue increases depend significantly on the Company's ability to continue to attract new clients, retain existing clients, open new offices and manage newly opened offices to maturity.

      Total cost of direct and licensed sales, which consists of wages and other expenses related to the temporary associates, increased 25.4% or $69.6 million to $344.1 million for fiscal 1998 from $274.5 million for fiscal 1997. Total cost of direct and licensed sales as a percentage of revenues remained constant.

      Licensees' share of gross profit represents the net payments to licensees based upon a percentage of gross profit generated by the licensed operation. The percentage of gross profit earned by the licensee is based on the number of hours billed. Under the Company's license arrangements, the Company's share of gross profit cannot be less than 7.5% of the licensed operation sales, with the exception of national accounts on which the Company's fee is reduced to compensate for lower gross margins. Licensees' share of gross profit increased 31.2% or $7.2 million to $30.1 million for 1998 from $23.0 million for fiscal 1998. Licensees' share of gross profit as a percentage of total revenues increased to 6.7% for fiscal 1998 from 6.4% for fiscal 1997. This change resulted from an increase to 38.5% from 37.6% in the amount of licensed revenues as a percentage of total revenue. Licensees' share of gross profit as a percentage of licensees' total gross profit increased by 0.5% during fiscal 1998 due to an increase in hours billed at existing licensed offices.

      Selling, general and administrative expenses, which include depreciation and amortization, increased 17.3% or $8.2 million to $55.3 million for fiscal 1998 from $47.1 million for fiscal 1997. Selling, general and administrative expenses as a percentage of total revenues decreased to 12.3% for fiscal 1998 from 13.1% for fiscal 1997, due to the Company's total revenues expanding more rapidly than selling, general and administrative expenses. The Company has controlled growth in selling, general and administrative expenses by tightening cost controls through budgetary analysis and implementation of more stringent hiring and compensation guidelines. The Company expects selling, general and administrative expenses to increase as the Company continues to pursue its growth objectives and there can be no assurance that these expenses will not increase at greater rates in the future, or constitute a greater percentage of total revenues.

      Operating income increased 38.5% or $6.1 million to $21.8 million for fiscal 1998 from $15.8 million for fiscal 1997 due to the factors described above. Operating income as a percentage of revenues increased to 4.8% for fiscal 1998 from 4.4% for fiscal 1997.

      Income before income taxes increased 33.0% or $5.8 million to $23.2 million for fiscal 1998 from $17.4 million for fiscal 1997 due to the factors described above. As a percentage of total revenues, income before income taxes increased to 5.1% in 1998 from 4.8% in fiscal 1997.

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

      Licensees' share of gross profit represents the net payments to licensees based upon a percentage of gross profit generated by the licensed operation. Licensees' share of gross profit increased 41.0% or $6.7 million to $23.0 million for 1997 from $16.3 million for fiscal 1996. Licensees' share of gross profit as a percentage of total revenues increased to 6.4% for fiscal 1997 from 5.7% for fiscal 1996. This change resulted from an increase to 37.6% from 34.3% in the amount of total licensed revenues as a percentage of total revenue. Licensees' share of gross profit as a percentage of licensed offices total gross profit increased by 1.2% during fiscal 1997 due to an increase in hours billed at existing licensed offices.

      Selling, general and administrative expenses, which include depreciation and amortization, increased 12.2% or $5.1 million to $47.1 million for fiscal 1997 from $42.0 million for fiscal 1996. Selling, general and administrative expenses as a percentage of total revenues decreased to 13.1% for fiscal 1997 from 14.7% for fiscal 1996, due to the Company's total revenues expanding more rapidly than selling, general and administrative expenses. The Company has controlled growth in selling, general and administrative expenses by tightening cost controls through budgetary analysis and implementation of more stringent hiring and compensation guidelines.

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

LIQUIDITY AND CAPITAL RESOURCES

      Cash provided by operating activities was $6.2 million and $1.7 million in fiscal 1998 and fiscal 1997, respectively. Cash provided by operating activities was significantly impacted by increases in working capital primarily resulting from a substantial increase in business volumes. Additionally, and as discussed below, the Company was required to pay $3.0 million in additional tax installments during both fiscal years 1998 and 1997 resulting from the termination of its S corporation status in fiscal year 1996.

      Cash used for purchases of fixed assets was $10.6 million and $4.1 million in fiscal 1998 and fiscal 1997, respectively. The increase in fiscal 1998 primarily resulted from expenditures associated with the Company's new management information system and the new corporate headquarters. Implementation of the new management information system is expected to begin and be completed in fiscal 1999. During fiscal 1999, the Company anticipates capital expenditures associated with direct office openings and further investments in the Company's computer-based technologies to approximate $5.0 million.

      Prior to the Offering on July 11, 1996, the Company declared distributions to its pre-Offering shareholders. In accordance with the declaration, distributions of $3.7 million and $6.6 million were paid to the pre-Offering shareholders during fiscal 1997 and fiscal 1996, respectively. The final distribution was completed during fiscal year 1997.

      In connection with the Offering, the Company terminated its S corporation status and, as a result, was required to change its overall method of accounting for tax reporting purposes from the cash method to the accrual method, resulting in a one-time net charge to earnings in the fourth quarter of fiscal 1996 of approximately $7.8 million. See "Notes to Consolidated Financial Statements-
Note 4." The Internal Revenue Code allows the Company to recognize the effects of this termination in its tax returns over a four-year period. This resulted in additional quarterly installments totaling $3.0 million in both fiscal 1998 and 1997 and may have the same impact in fiscal 1999.

      The Company has a revolving line of credit agreement with Bank of America providing for aggregate borrowings and letters of credit of $30.0 million. Interest on outstanding borrowings is payable monthly at the bank's reference rate or, at the Company's discretion, LIBOR plus 1.5%. The line of credit is unsecured and expires on February 28, 1999. Management intends to renew the line of credit upon its expiration. The principal use of the line of credit has been to finance receivables and to provide a letter of credit required in connection with the Company's workers' compensation self-insurance program. The Company had no balance outstanding under its line of credit and $6.7 million in undrawn letters of credit as of September 27, 1998. The bank agreement governing the line of credit requires the Company to maintain certain financial ratios and comply with certain restrictive covenants. The Company is in compliance with these covenants. See "Notes to Consolidated Financial Statements- Note 3."

     During fiscal 1998, the Company acquired two franchised offices in Orlando, Florida. During fiscal 1997, the Company acquired three licensed offices at the following locations: (i) Grand Rapids, Michigan, (ii) Worthington, Ohio, and
(iii) Atlanta, Georgia, and one franchised office located in Indianapolis, Indiana. The Company is contemplating the continued selective repurchase of licensed and franchised offices in certain territories with the intent of expanding the Company's market presence in such regions.

     The Company is contemplating certain strategic acquisitions. Such acquisitions may have an impact on liquidity depending on the size of the acquisition.

     On October 2, 1998, the Board of Directors authorized the Company to repurchase its outstanding Class A and/or Class B Common Stock in the open market or in privately negotiated transactions at the prevailing market prices not to exceed $5.0 million in aggregate. Through December 14, 1998, the Company has repurchased 151,900 Class A Common Stock shares at prices ranging from $12.56 to $15.13.

      The Company believes that its levels of working capital and line of credit are adequate to support present operations and to fund future growth and business opportunities.

YEAR 2000 COMPLIANCE

The Company's State of Readiness

Many computer systems and other equipment with embedded chips or processors use only two digits to represent the year and may be unable to process accurately certain data before, during or after the Year 2000. Consequently, business and governmental entities are at risk for possible miscalculations or systems failures causing disruptions in their business operation. Furthermore, the Year 2000 is a leap year, which may present additional issues for computer systems and other equipment with embedded chips or processors.

Year 2000 issues may affect the Company's internal systems, including information technology ("IT") and non-IT systems. The Company is assessing the readiness of its systems for handling the Year 2000. Although the assessment is still underway, the Company currently believes that all material IT systems will be compliant by the Year 2000. The Company is in the final year of a three-year development and implementation process to replace all of its material IT systems with a new IT system. The Company believes that the new IT system and the computer hardware used to operate the system will be Year 2000 compliant. The Company anticipates that implementation of the new IT system will be completed for all "back office" systems (i.e. payroll, billing, general ledger, accounts payable, and accounts receivable) by June of 1999. The Company plans to implement the "front office" applications (i.e. administration, search and retrieval of data, and coordination or temporary employees) of the new IT system to all Company-owned offices by April of 1999 and to all independently-managed offices by October of 1999. There can be no guarantee that these estimated dates will be achieved and actual results could differ materially from those anticipated.

Based on information currently available, the Company believes that it does not have any material-specific dependencies on its non-IT systems (devices that have imbedded microprocessors). Accordingly, the Company believes that the Year 2000 poses no material risk to the Company's non-IT systems. The Company intends to contact its material suppliers of products and services to determine that the suppliers' operations and the products and services they provide are Year 2000 compliant or to monitor their progress toward Year 2000 compliance. There can be no assurance that the Company's material suppliers, vendors or other third parties will not suffer a Year 2000 business disruption. Such failures could have a material adverse affect on the Company's financial condition and results of operations.

The Costs to Address the Company's Year 2000 Issues

The Company's new IT system is being implemented for strategic business reasons unrelated to Year 2000 issues and the implementation schedule was not accelerated due to Year 2000 issues. Therefore, no specific costs were incurred to address Year 2000 issues.

The Risks to the Company of Year 2000 Issues

Although unclear at this time, the Company believes that its exposure to Year 2000 risks are unlikely to have a material effect on the Company's results of operations, liquidity and financial condition. The Company anticipates that the new IT system will be implemented prior to the Year 2000 and such system is believed to be Year 2000 compliant. Although the Company expects to implement its new IT system prior to the Year 2000, there is no guarantee that this result will be achieved. Consequently, the Company believes that its most reasonably likely worst case Year 2000 scenario is that the new IT system is not implemented on time. Such a scenario could disrupt the Company's business and therefore could have a material adverse effect on the financial condition and results of operations. Additionally, if any third parties that provide goods or services that are critical to the Company's business fail to appropriately address their Year 2000 issues, there could be a material adverse effect on the Company's financial condition and results of operations.

The Company's Contingency Plans

The Company has not completed the systems integration testing of the new IT system. Accordingly, the Company has not fully assessed its risks from potential Year 2000 failure of the new IT system and, therefore has not yet developed any Year 2000-specific contingency plans. The Company intends to develop such contingency plans if the results of systems integration testing identify a business function at risk. Additionally, should an unforeseen delay in the implementation of the Company's new IT system occur, failure to meet critical milestones in the Company's implementation plans would provide advance notice, and steps would be taken so that Year 2000 issues could be corrected in the Company's existing IT system to avoid a material impact on the Company's ability to conduct business. The likely impact on such existing IT systems would be in "from-to" reporting and date printing which the Company believes it can correct without material loss in business operation or function. Additionally, the Company is currently undertaking steps to identify its material vendors and to formulate a system to understand material third parties' ability to continue providing services and products after the Year 2000. The Company intends to monitor its material suppliers, vendors, and distributors to avoid any business interruption in the Year 2000, including formulating contingency plans. However, the Company can neither predict nor assure the successful outcome of such third parties' remediation efforts.

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

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

     Since July 11, 1996, the Company's Class A Common Stock has been traded on the Nasdaq National Market under the symbol "REMX." Prior to July 11, 1996, the Company's stock was not publicly traded. The following table sets forth the high and low sales prices for the Class A common Stock for fiscal 1998 and fiscal 1997:

                                                         FOR THE THREE MONTHS ENDED
                                         -----------------------------------------------------------

                                         DECEMBER 28,      MARCH 29,       JUNE 28,    SEPTEMBER 27,
                                             1997            1998            1998           1998
                                             ----            ----            ----           ----
        High ..........................    $ 28.13         $ 32.63         $ 36.25        $ 29.25
        Low............................    $ 20.00         $ 18.75         $ 23.69        $ 17.50

                                         DECEMBER 29,      MARCH 30,       JUNE 29,    SEPTEMBER 28,
                                             1996            1997            1997           1997
                                             ----            ----            ----           ----

        High ..........................    $ 22.50         $ 20.00         $ 18.75        $ 22.75
        Low............................    $ 14.25         $ 15.13         $ 14.88        $ 17.00

     As of December 15, 1998, there were an estimated 1,750 shareholders of record of the Company's Class A Common Stock and ten shareholders of record of the Company's Class B Common Stock.

     Except for the S corporation distributions prior to the Offering and the declared dividend to the Company's pre-Offering shareholders as discussed in
Note 1 to the Consolidated Financial Statements, the Company has not paid cash dividends on its Class A or Class B Common Stock and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain earnings for use in its operations and the expansion of its business.

                                REMEDYTEMP, INC.

                           CONSOLIDATED BALANCE SHEET
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     ASSETS

                                                                                            SEPTEMBER 27,    SEPTEMBER 28,
                                                                                                 1998            1997
                                                                                              ---------          -------
Current assets:
   Cash and cash equivalents ...............................................................    $   450        $ 5,128
   Accounts receivable, net of allowance for doubtful accounts of $2,647
     and $2,612, respectively ..............................................................     63,660         55,751
   Prepaid expenses and other current assets ...............................................      3,401          1,987
   Deferred income taxes (Note 4) ..........................................................      2,235            349
                                                                                                -------        -------

          Total current assets .............................................................     69,746         63,215
Fixed assets, net (Note 2) .................................................................     15,184          7,184
Other assets, net (Note 5) .................................................................      2,567          2,502
Deferred income taxes (Note 4) .............................................................        501             --
Goodwill, net of accumulated amortization of $152 and $20 (Note 6), respectively ...........      1,787            905
                                                                                                -------        -------

                                                                                                $89,785        $73,806
                                                                                                =======        =======

                                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable ........................................................................    $ 3,033        $ 4,082
   Accrued workers' compensation ...........................................................      5,535          2,905
   Accrued payroll, benefits and related costs .............................................     13,604         11,489
   Accrued licensees' share of gross profit ................................................      3,194          2,225
   Other accrued expenses ..................................................................        865          1,148
   Income taxes payable (Note 4) ...........................................................        809          1,783
   Current portion of capitalized lease obligation (Note 7) ................................        245            453
                                                                                                -------        -------
          Total current liabilities ........................................................     27,285         24,085
Deferred income taxes (Note 4) .............................................................         --          2,379
Capitalized lease obligation (Note 7) ......................................................         63            281
                                                                                                -------        -------
                                                                                                 27,348         26,745
                                                                                                -------        -------
Commitments and contingent liabilities (Note 7)

Shareholders' equity:
  Preferred Stock, $.01 par value; authorized 5,000 shares; none outstanding
  Class A Common Stock, $.01 par value; authorized 50,000 shares;
     7,206 and 5,930 issued and outstanding at September 27, 1998 and September
     28, 1997, respectively ................................................................         72             60
  Class B Non-Voting Common Stock, $.01 par value; authorized 4,530 shares;
     1,806 and 2,997 issued and outstanding at September 27, 1998
     and September 28, 1997, respectively ..................................................         18             30
Additional paid-in capital .................................................................     34,732         33,262
Retained earnings ..........................................................................     27,615         13,709
                                                                                                -------        -------
Total shareholders' equity .................................................................     62,437         47,061
                                                                                                -------        -------
                                                                                                $89,785        $73,806
                                                                                                =======        =======


          See accompanying notes to consolidated financial statements.

                                REMEDYTEMP, INC.

                        CONSOLIDATED STATEMENT OF INCOME
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                SEPTEMBER 27,     SEPTEMBER 28,    SEPTEMBER 29,
                                                     1998             1997             1996
                                                 -----------        -----------      -------
Direct sales .............................        $ 274,577        $ 221,679        $ 184,564
Licensed sales ...........................          173,764          135,532           98,003
Franchise royalties ......................            2,812            2,948            2,811
Initial license and franchise fees .......              191              187              141
                                                  ---------        ---------        ---------
       Total revenues ....................          451,344          360,346          285,519
Cost of direct sales .....................          214,870          173,148          142,643
Cost of licensed sales ...................          129,219          101,327           73,347
Licensees' share of gross profit .........           30,138           22,970           16,287
Selling and administrative expenses ......           52,577           44,647           39,974
Depreciation and amortization ............            2,723            2,501            2,043
                                                  ---------        ---------        ---------
       Income from operations ............           21,817           15,753           11,225
Other income:
  Interest income (expense), net .........              263              480              (64)
  Other, net .............................            1,097            1,191              846
                                                  ---------        ---------        ---------
Income before provision for income taxes .           23,177           17,424           12,007
Provision for income taxes (Note 4) ......            9,271            7,231            7,794
                                                  ---------        ---------        ---------
Net income ...............................        $  13,906        $  10,193        $   4,213
                                                  =========        =========        =========

Net income per share, basic (Note 9) .....        $    1.55        $    1.15        $    0.58
                                                  =========        =========        =========
Weighted-average number of shares, basic .            8,966            8,896            7,225
                                                  =========        =========        =========

Net income per share, diluted (Note 9) ...        $    1.50        $    1.13        $    0.58
                                                  =========        =========        =========
Weighted-average number of shares,
  diluted ................................            9,297            9,042            7,250
                                                  =========        =========        =========

          See accompanying notes to consolidated financial statements.

                                REMEDYTEMP, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                             (AMOUNTS IN THOUSANDS)

                                              CLASS A               CLASS B
                                             COMMON STOCK         COMMON STOCK         ADDITIONAL
                                           -----------------    -----------------       PAID-IN     RETAINED
                                           SHARES     AMOUNT    SHARES     AMOUNT       CAPITAL     EARNINGS     TOTAL
                                           ------     ------    ------     ------       -------     --------     -----

Balance at October 1, 1995.............     2,265    $   23      4,530     $   45      $      84     $19,156    $19,308
   Conversion of Common Stock
      (Note 1).........................     1,472        14     (1,472)       (14)
   Net proceeds from the Offering of
      Common Stock (Note 1)............     2,093        21                               23,387                 23,408
   Reclassification of S corporation
      retained earnings................                                                    9,200      (9,200)
   Net income..........................                                                                4,213      4,213
   Distributions to pre-Offering
      shareholders.....................                                                                 (701)      (701)
   Special distributions to
      pre-Offering shareholders in
      connection with the Offering
      (Note 1).........................                                                               (9,952)    (9,952)
                                            -----    ------     ------     ------      ---------     -------    -------
Balance at September 29, 1996..........     5,830        58      3,058         31         32,671       3,516     36,276
   Activity of Employee Stock Purchase
      Plan.............................        12                                            163                    163
   Stock option activity...............        27         1                                  428                    429
   Conversion upon transfer to
      non-affiliates...................        61         1        (61)        (1)
   Net income...........................                                                              10,193     10,193
                                            -----    ------     ------     ------      ---------     -------    -------
Balance at September 28, 1997..........     5,930        60      2,997         30         33,262      13,709     47,061
   Activity of Employee Stock Purchase
      Plan.............................        19                                            313                    313
   Stock option activity...............        66                                            857                    857
   Tax benefits from option activity...                                                      300                    300
   Conversion upon transfer to
      non-affiliates...................     1,191        12     (1,191)       (12)
   Net income...........................                                                              13,906     13,906
                                            -----    ------     ------     ------      ---------     -------    -------
Balance at September 27, 1998..........     7,206    $   72      1,806     $   18      $  34,732     $27,615    $62,437
                                            =====    ======     ======     ======      =========     =======    =======


          See accompanying notes to consolidated financial statements.

                                REMEDYTEMP, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                                      SEPTEMBER 27,    SEPTEMBER 28,     SEPTEMBER 29,
Cash flows (used in) provided by operating activities:                   1998              1997             1996
                                                                       -----------       ----------       -------
   Net income ..................................................        $ 13,906         $ 10,193         $  4,213
     Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization ...........................           2,723            2,501            2,043
       Provision for losses on accounts receivable .............           1,519            1,276            1,621
       Gain on sale of workers' compensation liability .........                                            (1,438)
       Deferred taxes ..........................................          (4,546)          (4,938)           6,501
       Changes in assets and liabilities:
         Accounts receivable ...................................          (9,428)         (14,690)         (10,890)
         Prepaid expenses and other current assets .............          (1,414)             354               82
         Other assets ..........................................             (65)            (776)            (265)
         Accounts payable ......................................          (1,049)           3,149              414
         Accrued workers' compensation .........................           2,630            2,355           (4,745)
         Accrued payroll, benefits and related costs ...........           2,115            1,433            2,991
         Accrued licensees' share of gross profit ..............             969              837              184
         Other accrued expenses ................................            (283)            (563)           1,520
         Income taxes payable ..................................            (894)             616            1,083
                                                                        --------         --------         --------
   Net cash provided by operating activities ...................           6,183            1,747            3,314
                                                                        --------         --------         --------
Cash flows (used in) provided by investing activities:
   Purchase of fixed assets ....................................         (10,591)          (4,138)          (3,230)
   Purchase of franchises, net of assets acquired ..............          (1,014)            (925)              --
   Sale (purchase) of investments ..............................              --            1,016           (1,016)
                                                                        --------         --------         --------
   Net cash used in investing activities .......................         (11,605)          (4,047)          (4,246)
                                                                        --------         --------         --------
Cash flows (used in) provided by financing activities:
   Borrowings under line of credit agreement ...................           1,000              100           16,098
   Repayments under line of credit agreement ...................          (1,000)            (100)         (22,798)
   Repayments under capital lease obligation ...................            (426)            (416)            (375)
   Proceeds from stock option activity .........................             857              429               --
   Proceeds from Employee Stock Purchase Plan activity .........             313              163               --
   Net proceeds from the Offering ..............................                                            23,408
   Distributions to pre-Offering shareholders ..................              --           (3,707)          (6,646)
                                                                        --------         --------         --------
   Net cash provided by (used in) financing activities .........             744           (3,531)           9,687
                                                                        --------         --------         --------
 Net (decrease) increase in cash and cash equivalents ..........          (4,678)          (5,831)           8,755
 Cash and cash equivalents at beginning of period ..............           5,128           10,959            2,204
                                                                        --------         --------         --------
 Cash and cash equivalents at end of period ....................        $    450         $  5,128         $ 10,959
                                                                        ========         ========         ========

Other cash flow information:
   Cash paid during the period for interest ....................        $     98         $    110         $    327
   Cash paid during the period for income taxes ................        $ 15,011         $  9,981         $     97

Non-cash financing activities:
   Utilization of tax benefit from disqualifying dispositions ..        $    (80)        $     --         $     --
   Tax benefit from disqualifying dispositions recorded into
    additional paid-in capital .................................        $    300         $     --         $     --



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

Description of business

     The Company's principal business is providing temporary personnel to businesses and industry nationwide.

     The Company has two classes of Common Stock outstanding: Class A Common Stock, which has all voting and other rights normally associated with Common Stock; and Class B Common Stock, which is identical to the Class A Common Stock in all respects except that the Class B Common Stock has no voting rights except with respect to certain amendments of the Company's Amended and Restated Articles of Incorporation, certain mergers and as otherwise required by law. The Class B Common Stock automatically converts into Class A Common Stock on a share-for-share basis upon the earlier of (i) certain transfers to non-affiliates, (ii) the death or legal incapacity of Robert E. McDonough, Sr. or (iii) the tenth anniversary of the completion of the Company's initial public offering (the "Offering") described below.

Initial Public Offering

     On July 16, 1996, the Company completed the "Offering" of 3,565 shares of its Class A Common Stock at $13.00 per share, of which 2,093 were sold by the Company and 1,472 were sold by certain pre-Offering shareholders. The shares sold by the pre-Offering shareholders were originally Class B Common Stock that automatically converted to Class A Common Stock in connection with the Offering. The net proceeds to the Company from the sale of 2,093 shares of Class A Common Stock were $23,408, after deduction of the underwriting discount of $1,905 and expenses related to the Offering of $1,900. A portion of the net proceeds was used to finance distributions to the Company's pre-Offering shareholders, with the remaining balance reserved for working capital and other general corporate use. The Company did not receive any of the proceeds from the sale of the shares of Common Stock offered by pre-Offering shareholders.

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

Summary of significant accounting policies

Fiscal year

     The Company's fiscal year includes 52 or 53 weeks, ending on the Sunday closest to September 30. Fiscal years 1998, 1997 and 1996 consisted of 52 weeks.

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

     Revenues generated by licensed operations and the related costs of services are included in the Company's consolidated financial statements and are reported as "Licensed sales" and "Cost of licensed sales," respectively. The Company has the direct contractual relationship with the customer, holds title to the related customer receivables and is the legal employer of the temporary employees. The risks associated with the licensed operations remain with the Company. "Licensee" refers to the Company's affiliates in their role as independent contractors and limited agents of the Company in recruiting job applicants, soliciting job orders, filling those orders and handling collection matters upon request. The licensee acts as a limited agent for the Company to market the Company's services within the licensee's territory. The net distribution paid to the licensee for the services rendered is based on a percentage of the gross profit generated by the Licensee's operation and is reflected as "Licensees' share of gross profit" in the consolidated statement of income.

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     Both franchisees and licensees pay an initial fee for their affiliation with the Company. This fee is recognized as revenue when substantially all of the initial services required of the Company have been performed, and is reported by the Company as "Initial license and franchise fees."

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

     The Company currently capitalizes the costs of purchased internal-use software as well as internal and external software development costs related to its new management information system. These capitalized costs are included in property, plant and equipment and are amortized over their estimated useful life, not to exceed five years.

     In March of 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 (SOP 98-1), "Accounting for the costs of computer software developed or obtained for internal use" which the Company will be required to adopt beginning in fiscal 2000. Management is currently assessing the impact of SOP 98-1 but does not anticipate the adoption will have a significant impact on the Company's current capitalization practices.

Goodwill

     Goodwill consists of the excess of purchase price over the fair value of net assets of businesses acquired and is amortized on a straight line basis over 20 years. The Company regularly reviews the individual components of the balance and recognizes any decline in value on a current basis.

Workers' compensation

     As of July 22, 1997, RIG began providing direct and licensed offices with a self-insured workers' compensation program. Management believes that RIG enables the Company to control its claims administration, allocate safety resources where they are needed and develop efficient methods of financing workers' compensation. RIG, an offshore insurance captive domiciled in Bermuda, was incorporated and funded with an amount of $600 of restricted cash which is classified on the consolidated balance sheet as other assets. RIG is a component of the Company's strategic plan to renew the workers' compensation self-insured program for its operations nationwide. The Company utilizes Lindsey Morden, a national Third Party Administrator to administer claims nationally, and Reliance National Indemnity Company to provide stop-loss insurance coverage. This stop-loss coverage will pay individual claims greater than $250 and aggregate claims greater than $7,500, based on projected levels of workers' compensation wages. This aggregate stop loss will vary to the extent that actual wage levels differ from the projection.

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

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Other income

     Other income consists primarily of fees collected from customers on past due accounts receivable balances in the amounts of $1,091, $1,411 and $1,064, for the years ended September 27, 1998, September 28, 1997 and September 29, 1996, respectively.

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

Accounting for stock-based compensation

     The Company accounts for its stock compensation plans under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations. The disclosures required under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No.123) have been included in Note 9.


2.   FIXED ASSETS

                                                             SEPTEMBER 27,     SEPTEMBER 28,
                                                                  1998              1997
                                                               -----------       -----------

                  Computer equipment and software.....         $    10,502       $     8,516
                  Furniture and fixtures..............               6,429             4,352
                  Leasehold improvements..............               3,638             2,302
                  Construction in progress............               7,175             2,597
                                                               -----------       -----------
                                                                    27,744            17,767
                  Less accumulated depreciation.......             (12,560)          (10,583)
                                                               -----------       -----------
                                                               $    15,184       $     7,184
                                                               ===========       ===========

     Included in the above computer equipment are capitalized leases and related accumulated depreciation of $2,050 and $1,818 at September 27, 1998, respectively and $2,050 and $1,408 at September 28, 1997, respectively. Construction in progress primarily relates to expenditures for the Company's development and implementation of a new Company-wide management information system.

3.   LINE OF CREDIT

     The Company has a revolving line of credit agreement with Bank of America, dated August 25, 1997, which provides for aggregate borrowings and letters of credit of $30,000. Interest on outstanding borrowings is payable monthly at the bank's reference rate (8.5% at September 27, 1998) or, at the Company's election, LIBOR plus 1.5 %. The line of credit is unsecured and expires on February 28, 1999. Management intends to renew the line of credit upon its expiration. The principal uses of the line of credit have been to finance receivables and to provide a letter of credit required in connection with the Company's workers' compensation self-insurance program.

     At September 27, 1998 and September 28, 1997 the Company had no balances outstanding under its line of credit agreement. The Company had outstanding undrawn letters of credit of $6,700 and $150 at September 27, 1998 and September 28, 1997, respectively. Under the provisions of the line of credit agreement, the Company must maintain certain financial ratios and comply with certain restrictive covenants. The Company was in compliance with these requirements for the fiscal years ended September 27, 1998 and September 28, 1997, respectively.

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

     The Company's provision for income taxes for the three fiscal years ended September 27, 1998 consists of the following:

                                                                 SEPTEMBER 27,     SEPTEMBER 28,      SEPTEMBER 29,
                                                                      1998              1997             1996
                                                                  -------------     -------------     -------------

    Current tax expense:
         Federal............................................      $      11,042     $       9,983     $       1,123
         State..............................................              2,775             2,186               170
                                                                  -------------     -------------     -------------
                      Total current.........................             13,817            12,169             1,293
                                                                  -------------     -------------     -------------
    Deferred tax expense:
         Federal............................................             (3,960)           (4,375)           (1,122)
         State..............................................               (586)             (563)             (170)
         Deferred tax provision resulting from termination
               of S corporation status......................                  -                 -             7,793
                                                                  -------------     -------------     -------------
                      Total deferred........................             (4,546)           (4,938)            6,501
                                                                  -------------     -------------     -------------
                      Total provision for income taxes......      $       9,271     $       7,231     $       7,794
                                                                  =============     =============     =============

        The composition of the deferred tax assets (liabilities) at September 27, 1998 and September 28, 1997 is listed below.

                                                                      SEPTEMBER 27,      SEPTEMBER 28,
                                                                           1998              1997
                                                                        ------------      ------------

     Reserves and accrued liabilities..........................         $      5,219      $      3,333
     Depreciation .............................................                  501               606
                                                                        ------------      ------------
                  Gross deferred tax assets....................                5,720             3,939
                                                                        ------------      ------------
     S corporation cash basis accounting adjustment............               (2,984)           (5,969)
                                                                        ------------      ------------
                  Gross deferred tax liabilities...............               (2,984)           (5,969)
                                                                        ------------      ------------
     Net deferred tax assets (liabilities).....................         $      2,736      $     (2,030)
                                                                        ============      ============

     The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory income tax rates to income before taxes as a result of the following differences:

                                                             SEPTEMBER 27,      SEPTEMBER 28,      SEPTEMBER 29,
                                                                 1998                1997              1996*
                                                                 ----                ----              -----

        Federal tax computed at statutory rate........               35.0%              35.0%             35.0%
        State taxes, net of federal benefit...........                5.3%               5.5%              5.0%
        Other.........................................               (0.3)%              1.0%              1.0%
                                                             --------------     -------------       -----------
        Total provision for income taxes..............               40.0%              41.5%             41.0%
                                                             =============      =============       ===========
        * - pro forma due to prior S Corporation status

                                REMEDYTEMP, INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


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

     Prior to July, 1997, the Company leased its corporate facility from the largest shareholder and Chairman of the Company, Robert E. McDonough, Sr. The lease provided for the payment of property taxes, insurance and certain other operating expenses applicable to the leased property by the lessee. In September 1996, the lease expired and the lease term became month-to-month through July 1997. Rent expense paid to the largest shareholder totaled $0, $238, and $301 for the years ended September 27, 1998, September 28, 1997, and September 29, 1996, respectively.

     Included in other assets at September 27, 1998 and September 28, 1997 are advances and notes receivable due from employees and officers of the Company in the amount of $62 and $310, respectively.

6.   REPURCHASE OF  FRANCHISED AND LICENSED OFFICES

     During fiscal 1998, the Company acquired two franchised offices in Orlando, Florida. During fiscal 1997, the Company acquired three licensed offices at the following locations: (i) Grand Rapids, Michigan, (ii) Worthington, Ohio, and
(iii) Atlanta, Georgia, and one franchised office located in Indianapolis, Indiana. Results of operations for the acquired licensed and franchised offices are recorded in accordance with the Company's related revenue recognition policy (Note 1) until the acquisition date. Subsequent to the acquisition date, the direct office revenue recognition policy is utilized. Had the results of operations for the franchised offices been shown as of the beginning of the current and preceding fiscal years, the consolidated financial information would not be significantly different. These acquisitions were accounted for under the purchase method of accounting. The combined purchase prices were allocated primarily to goodwill and are being amortized over a twenty-year life. The Company is contemplating the continued selective repurchase of licensed and franchised offices in certain territories with the intent of expanding the Company's market presence in such regions.

7.   COMMITMENTS AND CONTINGENT LIABILITIES

     The Company leases its corporate facility, Company-owned offices and certain equipment under operating leases. The leases typically require the Company to pay taxes, insurance and certain other operating expenses applicable to the leased property. Total rent expense was approximately $2,867, $2,298 and $2,220 for the years ended September 27, 1998, September 28, 1997 and September 29, 1996, respectively.

     On April 17, 1997, the Company executed a lease for new corporate headquarters. The lease agreement provides for leased premises approximating 52,500 square feet in size, at a fixed rate of $1.93 per square foot per month, for a fixed term of five and one-half years from the date of occupancy. The base rent includes amounts for operating costs, which include, but are not limited to, property taxes, utilities, supplies, repairs and maintenance, janitorial staff, security staff and insurance premiums on the building. In addition to base rent, after the first year of occupancy the Company is obligated to pay a portion of the increase in operating costs and real property taxes for the leased premises. The Company has an option to renew the lease after the initial term for an additional term of five years. The Company moved into its new corporate headquarters in September 1998.

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     Future minimum lease commitments under all noncancellable capital and operating leases as of September 27, 1998 are as follows:

                    CAPITAL        OPERATING
FISCAL YEAR         LEASES           LEASES
                    -------        -------
1999 .......        $   245        $ 3,592
2000 .......             62          2,879
2001 .......              1          2,484
2002 .......             --          2,142
2003 .......             --          1,668
                    -------        -------
       Total        $   308        $12,765
                    =======        =======

     The Company is involved in various claims and legal actions arising in the ordinary course of business. It is the opinion of management, upon the advice of legal counsel, that the ultimate disposition of these matters will not materially affect the Company's consolidated financial position, results of operations or cash flows.

8.   EMPLOYEE BENEFIT PLAN

401(k) plan

     The Company has an employee savings plan which permits participants to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. The plan is open to qualified full-time and temporary employees who earn less than $80 per year. The annual amount of employer contributions to the plan is determined at the discretion of the Board of Directors, subject to certain limitations. Eligible participants may make voluntary contributions to the plan and become fully vested in the Company's contributions over a five-year period. The Company has made no contributions during the three fiscal years ended September 27, 1998.

9.   SHAREHOLDERS' EQUITY

Employee Stock Purchase Plan

     In connection with the Offering, the Company implemented its 1996 Employee Stock Purchase Plan (the "Purchase Plan"). A total of 250 shares were reserved for issuance under the Purchase Plan. Under the terms of the Purchase Plan, eligible employees may purchase shares of the Company's Common Stock based on payroll deductions. The purchase price for shares granted is the lower of 85% of the market price of the stock on the first or last day of each six month purchase period. The Purchase Plan commenced on October 1, 1996. During fiscal 1998, 19 shares were purchased at prices between $13.18 and $20.82. During fiscal 1997, a total of 12 shares were purchased at a price of $13.18 per share.

Stock Incentive Plan

     In connection with the Offering, the Company implemented its 1996 Stock Incentive Plan (the "Incentive Plan") for officers, directors and key employees of the Company. A total of 900 shares were reserved for issuance under the Incentive Plan. In February, 1998, an amendment to the Incentive Plan was approved by a vote of the Company's shareholders to reserve an additional 325 shares for issuance under the Incentive Plan. Options granted to employees of the Company typically may be exercised within ten years from the grant date and are exercisable in installments determined by the Leadership, Development and Compensation Committee of the Board of Directors. Options granted to non-employee, non-officer directors prior to the Offering were immediately exercisable. Options granted to non-employee, non-officer directors subsequent to the Offering are typically 50% exercisable immediately and 50% exercisable upon the date of the next annual shareholders meeting. Grants for 263 shares at prices between $17.93 and $29.00 per share were made during fiscal year 1998.

Stock Ownership Plan for Outside Directors

     Prior to March 16, 1998, non-employee directors received an annual cash retainer of $18. Effective March 16, 1998, the Company implemented its Non-Employee Director Compensation and Deferral Plan (the "Director Plan"). Under the Director Plan, non-employee, non-officer directors receive an annual retainer in the form of shares of Common Stock with a total value of $18 on the date of the director's election and/or subsequent reelection to the Board (the "Director Shares"). When issued, the Director Shares are held in trust, on a deferred basis until a director is no longer a director of the Company. Participation in the Director Plan is mandatory. During the seven fiscal months ended September 27, 1998, the Company reserved a total of 2 shares to be issued no later than ten business days after the next annual shareholders meeting, to be held February 17, 1999.

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

COO Option Grant

     In January 1998, the Company hired a Chief Operations Officer for the first time. Greg Palmer has assumed this responsibility and comes to the Company with over 13 years of successful operational experience in the staffing industry. Under the employment agreement between the Company and Greg Palmer, 125 options were granted on December 16, 1997 at a price of $20.72, the fair market value of Class A Common Stock on that date. This grant was approved by a vote of the Company's shareholders at the Company's Annual Meeting of Shareholders on February 18, 1998. The shares are exercisable over a five year period, were granted outside the Incentive Plan and will expire ten years from the grant date.

Earnings per share calculation

     During the first fiscal quarter of 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128") which became effective for financial statements issued for periods ending after December 15, 1997. SFAS No. 128 replaces the previous presentation of earnings per share on the Statement of Income with a dual presentation of Basic Earnings Per Share ("Basic EPS") and Diluted Earnings Per Share ("Diluted EPS"). Basic EPS excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if stock options and other commitments to issue Common Stock were exercised, resulting in the issuance of Common Stock that then shared in the earnings of the Company. As required by SFAS 128, all prior period EPS data has been restated to conform with the provisions of this statement. Basic and Diluted EPS under SFAS No. 128 do not differ materially from Primary Earnings Per Share as previously presented. The table below sets forth the computation of Basic and Diluted EPS under SFAS 128:

                                                          SEPTEMBER 27,      SEPTEMBER 28,      SEPTEMBER 29,
                                                               1998               1997               1996
                                                             --------           --------           --------
BASIC EPS
Income available to common shareholders..............        $ 13,906           $ 10,193           $  4,213
Weighted-average number of shares, basic.............           8,966              8,896              7,225
   BASIC EPS.........................................        $   1.55           $   1.15           $   0.58
                                                             ========           ========           ========

DILUTED EPS
Income available to common shareholders..............        $ 13,906           $ 10,193           $  4,213
Weighted-average number of shares, basic.............           8,966              8,896              7,225
Effect of dilutive securities:
   Stock options.....................................             331                146                 25
                                                             --------           --------           --------
Weighted-average number of shares - assuming
   dilution..........................................           9,297              9,042              7,250
   DILUTED EPS.......................................        $   1.50           $   1.13           $   0.58
                                                             ========           ========           ========

     The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock and option plans. Had compensation cost for all stock and option plans been determined based on the fair value at the grant date of awards in fiscal 1998, 1997, and 1996 consistent with the provisions of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                              September 27, 1998       September 28, 1997       September 29, 1996
                                              ------------------       ------------------       ------------------
Net income - as reported                            $  13,906                $  10,193                $   4,213
Net income - pro forma                              $  12,355                $   9,514                $   3,942
Basic earnings per share - as reported              $    1.55                $    1.15                $    0.58
Basic earnings per share - pro forma                $    1.38                $    1.07                $    0.55
Diluted earnings per share - as reported            $    1.50                $    1.13                $    0.58
Diluted earnings per share - pro forma              $    1.34                $    1.05                $    0.54

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The fair value of each option grant has been estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the grants in fiscal 1998, 1997 and 1996, respectively: dividend yield of 0.0%, 0.0% and 0.0%; risk free interest rate of 5.81%, 6.48% and 6.61%; expected volatility of 31.0%, 30.0% and 30.0% and expected lives of 2.9, 2.8 and
4.7 years. The weighted-average per share estimated fair value at the date of grant for options granted during fiscal 1998, 1997 and 1996 was $6.24, $4.26 and $4.88, respectively.

The following table summarizes the activity relating to all stock and option plans:

                                                 Incentive Plan              Purchase                  Options Outside
                                                    Options                 Plan Stock                  Incentive Plan
                                              ----------------------      --------------------       --------------------
                                                           Weighted-                 Weighted-                  Weighted-
                                                             Average                  Average                     Average
                                                            Exercise                 Exercise                    Exercise
                                               Shares        Price        Shares      Price           Shares       Price

Option outstanding October 1, 1995 ...           --             --           --             --           --            --
Options granted ......................          443.0       $   13.00        --             --           --            --
Options canceled .....................           (3.6)      $   13.00                       --           --            --
                                              -------       ---------     -----         ---------     -----        ------
Option outstanding September 29, 1996           439.4       $   13.00        --             --           --            --
Options granted ......................          280.0       $   15.55        23.6       $   13.18        --            --
Options canceled .....................          (21.4)      $   14.46        --             --           --            --
Options exercised ....................          (26.4)      $   13.00       (12.3)      $   13.18                      --
                                              -------       ---------     -------       ---------     -------      ------
Options outstanding September 28, 1997          671.6                        11.3                                      --
Options granted ......................          262.8       $   21.63        15.5       $   19.49       125.0      $20.72
Options canceled .....................          (55.4)      $   14.95        --             --           --            --
Options exercised ....................          (65.6)      $   13.98       (18.8)      $   16.46        --            --
                                              -------       ---------     -------       ---------     -------      ------
Options outstanding September 27, 1998          813.4                         8.0                       125.0
                                              =======                     =======                      ======


     The number of exercisable options outstanding for the fiscal years ended 1998, 1997 and 1996 under the plans were 241.6, 114.5 and 61.0 shares, respectively, at weighted-average prices of $15.14, $13.00 and $13.00 per share, respectively. The following table summarizes information about stock options outstanding at September 27, 1998:


                             Options Outstanding                                      Options exercisable
       ---------------------------------------------------------------------  --------------------------------
                                             Weighted-
                                              Average
                               Shares         Remaining     Weighted-Average     Shares       Weighted-Average
        Exercise Price       Outstanding       Life             Price         Exercisable         Price
        --------------       -----------       ---------    ----------------  -----------     ----------------
       $10.00 - $13.00           327.1         7.8 years        $ 13.00           137.2           $ 13.00
       $13.01 - $16.00           218.1         8.6 years        $ 15.31            61.4           $ 15.31
       $16.01 - $20.00            59.5         8.2 years        $ 18.57            23.0           $ 18.84
       $20.01 - $25.00           306.7         9.2 years        $ 21.12            15.0           $ 24.69
       $25.01 - $30.00            35.0         9.5 years        $ 26.59             5.0           $ 26.19

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


10.      SUBSEQUENT EVENT (UNAUDITED)

         On October 2, 1998, the Board of Directors authorized the Company to repurchase its outstanding Class A and/or Class B Common Stock in the open market or in privately negotiated transactions at the prevailing market prices not to exceed $5,000 in aggregate. Subsequent to year end, through December 14, 1998, the Company has repurchased 151.9 Class A Common Stock shares at prices ranging from $12.56 to $15.13.

11.  UNAUDITED CONSOLIDATED QUARTERLY INFORMATION

                                                                FOR THE THREE MONTHS ENDED
                                                 ---------------------------------------------------------
                                                 DECEMBER 28,     MARCH 29,     JUNE 28,     SEPTEMBER 27,
                                                     1997           1998          1998            1998
                                                     ----           ----          ----            ----
Total revenues .............................       $111,145       $109,607       $113,388       $117,204
Total cost of direct and licensed sales ....       $ 85,300       $ 84,041       $ 85,946       $ 88,802
Licensees' share of gross profit ...........       $  6,936       $  6,937       $  7,771       $  8,494
Selling, general and administrative expenses       $ 13,294       $ 13,906       $ 13,934       $ 14,166
Net income .................................       $  3,515       $  2,986       $  3,540       $  3,865
Net income per share, basic ................       $   0.39       $   0.33       $   0.39       $   0.43
Net income per share, diluted ..............       $   0.38       $   0.32       $   0.38       $   0.42

                                                                FOR THE THREE MONTHS ENDED
                                                 ---------------------------------------------------------
                                                 DECEMBER 29,     MARCH 30,     JUNE 29,     SEPTEMBER 28,
                                                    1996            1997          1997            1997
                                                    ----            ----          ----            ----
Total revenues .............................       $ 84,563       $ 83,587       $ 92,287       $ 99,909
Total cost of direct and licensed sales ....       $ 64,313       $ 63,702       $ 70,058       $ 76,402
Licensees' share of gross profit ...........       $  5,015       $  5,289       $  6,153       $  6,513
Selling, general and administrative expenses       $ 11,280       $ 11,519       $ 12,087       $ 12,262
Net income .................................       $  2,557       $  2,040       $  2,571       $  3,025
Net income per share, basic ................       $   0.29       $   0.23       $   0.29       $   0.34
Net income per share, diluted ..............       $   0.28       $   0.23       $   0.29       $   0.33


                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and
Shareholders of RemedyTemp, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of RemedyTemp, Inc. and its subsidiary (the "Company") at September 27, 1998, and September 28, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended September 27, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
Costa Mesa, California
November 13, 1998