Form 10-K405, Exhibit 13
period 1999-10-03
REMEDYTEMP INC
filed 1999-12-28
CIK 1013467

                                                                    EXHIBIT 13.1


SELECTED FINANCIAL DATA

                                                             FISCAL YEAR  ENDED(1)
                                        ----------------------------------------------------------------
                                          1999          1998          1997         1996           1995
                                        --------      --------      --------      --------      --------
                                                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Total revenues ...................      $513,536      $451,344      $360,346      $285,519      $209,003

Income before income taxes .......        24,749        23,177        17,424        12,007         6,497
Provision for income taxes(2).....         9,528         9,271         7,231         7,794            97
                                        --------      --------      --------      --------      --------
Net income .......................      $ 15,221      $ 13,906      $ 10,193      $  4,213      $  6,400
                                        ========      ========      ========      ========      ========
Net income per share, basic ......      $   1.72      $   1.55      $   1.15      $   0.58      $   0.94
                                        ========      ========      ========      ========      ========
Weighted-average number of shares,
  basic ..........................         8,864         8,966         8,896         7,225         6,795

Net income per share, diluted ....      $   1.71      $   1.50      $   1.13      $   0.58      $   0.94
                                        ========      ========      ========      ========      ========
Weighted-average number of shares,
  diluted ........................         8,923         9,297         9,042         7,250         6,795

PRO FORMA DATA(2):
Income before income taxes .......                                                $ 12,007      $  6,497
Provision for income taxes .......                                                   4,923         2,599
                                                                                  --------      --------
Net income .......................                                                $  7,084      $  3,898
                                                                                  ========      ========

BALANCE SHEET DATA:
Cash and cash equivalents ........      $  7,887      $    450      $  5,128      $ 10,959      $  2,204
Working capital ..................      $ 51,969      $ 42,398      $ 39,130      $ 35,341      $ 14,649
Total assets .....................      $116,721      $ 89,785      $ 73,806      $ 63,906      $ 43,496
Long-term debt ...................      $      0      $      0      $    281      $    734      $  1,142
Shareholders' equity .............      $ 75,456      $ 62,437      $ 47,061      $ 36,276      $ 19,308

-------------------
(1) The fiscal year end of RemedyTemp, Inc., including its wholly-owned subsidiaries, (collectively the "Company"), is a 52 or 53 week period ending the Sunday closest to September 30. Thus, "fiscal 1999," "fiscal 1998," "fiscal 1997," "fiscal 1996," and "fiscal 1995" refer to the Company's fiscal years ending October 3, 1999, September 27, 1998, September 28, 1997, September 29, 1996 and October 1, 1995, respectively. Fiscal year 1999 consisted of 53 weeks. All other fiscal years consisted of 52 weeks.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

         In addition to historical information, management's discussion and analysis includes certain forward-looking statements, including, but not limited to, those related to the Company's growth and strategies, future operating results and financial position as well as economic and market events and trends. All forward-looking statements made by the Company, including such statements herein, include material risks and uncertainties and are subject to change based on factors beyond the control of the Company. Accordingly, the Company's actual results and financial position could differ materially from those expressed or implied in any forward-looking statement as a result of various factors, including without limitation, Year 2000 issues, changes in general or local economic conditions, the availability of sufficient personnel, increased costs of personnel and the potential negative impact on margins, the Company's ability to attract and retain clients and franchisees/licensees and other factors described in the Company's filings with the Securities and Exchange Commission regarding risks affecting the Company's financial conditions and results of operations. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized. The following should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto.

GENERAL

         The Company provides temporary staffing services to industrial, service and e-commerce companies, professional organizations and governmental agencies. During the twelve fiscal months ended October 3, 1999, the Company placed approximately 162,000 temporary workers and provided over 45.3 million hours of staffing services to approximately 17,000 clients. From the beginning of fiscal 1995 through the end of fiscal 1999, the Company added 132 offices, for a total of 251 offices and increased revenues and income before taxes at compound annual growth rates of approximately 27.4% and 45.4%, respectively, to $513.5 million and $24.7 million, respectively.

OPERATIONS

         The Company's revenues are derived from Company-owned offices (direct sales) and independently-managed offices (licensed sales and franchise royalties). Under the Company's franchise arrangements, the franchisee pays all lease and working capital costs relating to its office, including funding payroll and collecting clients' accounts. The franchisee pays the Company an initial franchise fee and royalties equal to 7% of its gross billings (except for national accounts on which royalties are paid at a reduced rate). The Company processes payroll and invoices clients, and the franchisee employs all management staff and temporary personnel affiliated with its office. Under the Company's license arrangements, the licensee pays the Company an initial license fee and pays all lease and operating costs relating to its office. The licensee employs all management staff affiliated with its office, but the Company employs all temporary personnel affiliated with the licensed office, handles invoicing and collecting clients' accounts, and remits to the licensee 60% - 70% of the office's gross profit. However, the Company's share of the licensed gross profit is not less than 7.5% of licensee's gross billings, with the exception of national accounts on which the Company's fee is reduced to compensate for lower gross margins. The amount of gross profit paid to the licensee is based on the level of hours billed during the contract year.

         As of October 3, 1999, there were 20 independently-managed offices operating as franchises and 130 operating as licensed offices. In general, independently-managed offices opened from 1987 to 1990 are operated as franchises, and independently-managed offices opened since 1990 are operated as licensed offices. The Company moved from franchise to license format to exercise more control over the collection and tracking of the receivables of the independently-managed offices and to allow the Company to grow without being limited by the financial resources of franchisees. The number of licensed offices is expected to increase because new independently-managed offices will be opened in license format and offices currently operated as franchises may, depending upon various factors, be converted to license format upon renewal of their franchise agreements. However, existing franchisees have the option under their contract to open new franchise offices within their territory. If the number of franchise offices is reduced, royalty income will decrease.

         The table on the following page sets forth for the last five fiscal years, the number of Company-owned, franchised and licensed offices and customer billings associated with each. Total system-wide billings consist of all services billed to clients by all Company-owned and independently-managed offices. For the Company-owned offices and licensed offices, all billings are Company revenues; for franchised offices, Company revenues are royalties. Average billings per office is computed by dividing the relevant billings by the number of related offices. The Company's long-term revenue growth depends in part upon its ability to continue to attract new clients, retain existing clients and open new offices, as well as its ability to enhance the sales of existing offices beyond historical levels.

                                                            FISCAL YEAR ENDED
                                     ----------------------------------------------------------------
                                       1999          1998          1997          1996          1995
                                     --------      --------      --------      --------      --------
                                                          (DOLLARS IN THOUSANDS)
COMPANY-OWNED OFFICES
Number of offices .............           101            98            86            68            63
Average hours billed per office       241,108       241,216       233,233       248,062       217,907
Total billings ................      $279,206      $274,577      $221,679      $184,564      $144,646
Average billings per office ...      $  2,764      $  2,802      $  2,578      $  2,714      $  2,296

LICENSED OFFICES
Number of offices .............           130           117            93            73            58
Average hours billed per office       137,065       118,494       123,813       117,373        96,545
Total billings ................      $231,480      $173,764      $135,532      $ 98,003      $ 61,377
Average billings per office ...      $  1,781      $  1,485      $  1,457      $  1,343      $  1,058

FRANCHISED OFFICES
Number of offices .............            20            19            20            20            21
Average hours billed per office       158,713       184,679       190,345       190,674       175,699
Total billings ................      $ 43,845      $ 45,371      $ 46,526      $ 44,304      $ 41,095
Average billings per office ...      $  2,192      $  2,388      $  2,326      $  2,215      $  1,957
Royalties .....................      $  2,689      $  2,812      $  2,948      $  2,811      $  2,751

TOTAL OFFICES .................           251           234           199           161           142
TOTAL SYSTEM-WIDE BILLINGS ....      $554,531      $493,712      $403,737      $326,871      $247,118
AVERAGE HOURS BILLED PER OFFICE       180,656       175,265       177,786       181,677       162,096
TOTAL COMPANY REVENUES ........      $513,536      $451,344      $360,346      $285,519      $209,003

WORKERS' COMPENSATION

         From July 22, 1997 through March 31, 1999, the Company utilized an insured workers' compensation program for Company-owned and licensed offices, administered through its wholly-owned subsidiary, Remedy Insurance Group, LTD ("RIG"). Under this program the Company paid a deductible of up to $250,000 per individual claim and purchased excess liability coverage for individual claims greater than $250,000 and aggregate claims greater than $7.5 million for the twelve months ended July, 1998, and $7.0 million for the nine months ended March, 1999.

         Effective April 1, 1999, the Company entered into a reinsurance contract with Reliance National Insurance Company ("Reliance") whereby Reliance assumed the Company's remaining deductible liability for all open claims incurred during the period July 22, 1997 to March 31, 1999. Additionally, the Company entered into a one-year fully insured workers' compensation program with Reliance. This program has a fixed cost for payroll up to $295.0 million (the "Base Rate") and for payroll exceeding $295.0 million, the premium is at a lesser rate than the Base Rate. The Company paid the aggregate cost of both the reinsurance contract and the one-year premium, a total of $18.9 million, to Reliance on April 16, 1999. The reinsurance contract includes a provision for additional payments up to $700,000 in the event that ultimate losses exceed the projected losses as of April 1, 1999. At fiscal year end, the Company provided for the additional $700,000 due to current loss projections.

RESULTS OF OPERATIONS

Fiscal 1999 Compared to Fiscal 1998

         Total revenues increased 13.8% or $62.2 million to $513.5 million for fiscal 1999 from $451.3 million for fiscal 1998. Direct revenues increased 1.7% to $279.2 million from $274.6 million, while licensed revenues increased 33.2% to $231.5 million from $173.8 million for fiscal 1999 compared to fiscal 1998, respectively. During fiscal year 1998, the Company elected not to renew a contract in which the client requested a substantially reduced gross margin. As of December 1998, the Company discontinued providing service to this high volume, low gross margin client, which had primarily been serviced by the Company's direct offices. Excluding this client, revenues at the direct offices increased 15.2% and total Company revenue increased 22.6% for fiscal 1999 compared to fiscal 1998. The expansion of business at existing licensed offices as well as the opening of 13 new licensed offices since the prior year account for the increase in licensed revenue. Future licensed office growth may be affected by office conversions subsequent to October 3, 1999. The Company repurchased six licensed offices in the Reston and Richmond, Virginia areas. Additionally, four licensed offices in the Charlotte, North Carolina area converted to franchise offices subsequent to October 3, 1999. The Company's future revenue increases depend significantly on the Company's ability to continue to attract new clients and licensees, retain existing clients and licensees, open new offices and manage newly opened offices to maturity. There can be no assurances that the Company's revenues will continue to increase.

         Total cost of direct and licensed sales, which consists of wages and other expenses related to the temporary associates, increased 14.4% or $49.7 million to $393.8 million for fiscal 1999 from $344.1 million for fiscal 1998. Such increase was primarily due to increased revenues as discussed above. Total cost of direct and licensed sales as a percentage of revenues was 76.7% for fiscal 1999 compared to 76.2% for fiscal 1998. The increase is due in part to a shift in the mix of business to an increased percentage of light industrial and technical business, which tends to have lower gross margins than clerical business. Many factors, including increased wage costs or other employment expenses, could adversely affect the Company's cost of direct and licensed sales.

         Licensees' share of gross profit represents the net payments to licensees based upon a percentage of gross profit generated by the licensed operation. The percentage of gross profit earned by the licensee is based on the number of hours billed. In general, pursuant to terms of the Company's franchise agreement for licensed offices executed prior to March 31, 1999, the Company's share of gross profit cannot be less than 7.5% of the licensed operation sales, with the exception of national accounts on which the Company's fee is reduced to compensate for lower gross margins. For franchise agreements for licensed offices executed on or after April 1, 1999, the Company's share of gross profit cannot be less than 8.75% of the licensed operation's sales. Licensees' share of gross profit increased 31.4% or $9.5 million to $39.6 million for fiscal 1999 from $30.1 million for fiscal 1998, however licensees' share of gross profit as a percentage of licensed revenue decreased to 17.1% in fiscal 1999 from 17.3% in fiscal 1998. Licensees' share of gross profit as a percentage of total revenues increased to 7.7% for fiscal 1999 from 6.7% for fiscal 1998. This change resulted from an increase to 45.1% in fiscal 1999 from 38.5% for the previous fiscal year in the amount of licensed revenues as a percentage of total revenue.

         Selling, general and administrative expenses, including depreciation and amortization, increased 1.4% or $0.8 million to $56.1 million for fiscal 1999 from $55.3 million for fiscal 1998. Selling, general and administrative expenses as a percentage of total revenues decreased to 10.9% for fiscal 1999 from 12.3% for fiscal 1998. This reduction was due in part to a decrease in profit sharing and bonus expense to $5.1 million for fiscal 1999 compared to $6.1 million for fiscal 1998 and to a reduction in bad debt expense of $1.1 million in fiscal 1999. In general, the Company has continued to control growth in selling, general and administrative expenses by tightening cost controls through budgetary analysis, implementing more stringent hiring and compensation guidelines and variable compensation. There can be no assurance that selling, general and administrative expenses will not increase in the future, both in absolute terms and as a percentage of total revenues. Increases in these expenses could adversely affect the Company's profitability.

         Income from operations increased 10.3% or $2.2 million to $24.1 million for fiscal 1999 from $21.8 million for fiscal 1998 due to the factors described above. Operating income as a percentage of revenues decreased to 4.7% for fiscal 1999 from 4.8% for fiscal 1998.

         Net income increased 9.5% or $1.3 million to $15.2 million for fiscal 1999 from $13.9 million for fiscal 1998 due to the factors described above. Net income was also favorably impacted by a decrease in the Company's effective tax rate. The lower rate reflects the expected tax savings from Work Opportunity Tax Credits. As a percentage of total revenues, net income decreased to 3.0% in 1999 from 3.1% in fiscal 1998. All revenues and results have been internally generated by the Company.

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

         Licensees' share of gross profit represents the net payments to licensees based upon a percentage of gross profit generated by the licensed operation. Licensees' share of gross profit increased 31.2% or $7.2 million to $30.1 million for 1998 from $23.0 million for fiscal 1997. Licensees' share of gross profit as a percentage of total revenues increased to 6.7% for fiscal 1998 from 6.4% for fiscal 1997. This change resulted from an increase to 38.5% from 37.6% in the amount of licensed revenues as a percentage of total revenue. Licensees' share of gross profit as a percentage of licensees' total gross profit increased by 0.5% during fiscal 1998 due to an increase in hours billed at existing licensed offices.

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

LIQUIDITY AND CAPITAL RESOURCES

         Cash used in operating activities was $0.9 million in fiscal 1999 and cash provided by operating activities was $6.2 million in fiscal 1998. Cash used in operating activities was significantly impacted by transactions related to workers' compensation in fiscal 1999, as discussed below. Additionally, the Company was required to pay $3.0 million in additional tax installments during both fiscal years 1999 and 1998 resulting from the termination of its S corporation status in fiscal year 1996.

         Prior to April 1, 1999 the Company had an insured workers' compensation program through RIG whereby the Company paid a deductible of $250,000 per individual claim with third party insurance covering individual claims in excess of the deductible amount. Under this program, the Company accrued for individual claims at the expected ultimate loss amount based upon current information and historical loss experience. The deductible was paid, and the liability reduced, as claims were processed. As a result, the Company had an accrued workers' compensation liability of $5.2 million under this program at September 28, 1998. Effective April 1, 1999, the Company entered into a reinsurance contract with Reliance whereby Reliance assumed the Company's remaining deductible liability for all open claims incurred during the period July 22, 1997 to March 31, 1999, thereby accelerating the projected deductible payment and reducing the accrued workers' compensation liability. Additionally, the Company entered into a one-year fully insured workers' compensation program with Reliance for the following year. The Company paid the aggregate cost of both the reinsurance contract and the one-year premium, a total of $18.9 million, to Reliance on April 16, 1999 with borrowings under its line of credit agreement. The cost of the one-year fully insured program was capitalized as a prepaid cost and is being amortized over twelve months. As a result, the Company has a prepaid workers' compensation insurance balance of $4.5 million at October 3, 1999.

         The Company has a revolving line of credit agreement with Bank of America providing for aggregate borrowings and letters of credit of $40.0 million. Interest on outstanding borrowings is payable monthly. The interest rate is the bank's reference rate minus up to 0.25%, based upon certain financial covenants or, at the Company's discretion, LIBOR plus a range of 1.0% to 1.375%, based upon financial covenants. The line of credit is unsecured and expires on February 28, 2002. The Company had $17.5 million outstanding under its line of credit and $0 in undrawn letters of credit as of October 3, 1999. The agreement governing the line of credit requires the Company to maintain certain financial ratios and comply with certain restrictive covenants. The Company is in compliance with these covenants.

         Cash used for purchases of fixed assets was $6.6 million and $10.6 million in fiscal 1999 and fiscal 1998, respectively. The purchases in fiscal 1999 primarily resulted from expenditures associated with the Company's new management information system and branch office openings. Upgrades of computers and hardware to support the new system were begun and completed during fiscal year 1999. Implementation of the related software began during fiscal 1999 and is expected to be completed during fiscal 2000. In fiscal 2000, the Company anticipates capital expenditures associated with direct office openings and further investments in the Company's computer-based technologies will approximate $5.0 million.

         Prior to the Offering on July 11, 1996, the Company declared distributions to its pre-Offering shareholders, and in accordance with the declaration, the final distributions of $3.7 million were paid to the pre-Offering shareholders during fiscal 1997.

         During fiscal 1999, the Company acquired two licensed offices in Stockbridge and College Park, Georgia and during fiscal 1998, the Company acquired two franchised offices in Orlando, Florida. Subsequent to October 3, 1999, the Company repurchased six licensed offices in the Reston and Richmond, Virginia areas. The Company is contemplating the continued selective repurchase of licensed and franchised offices in certain territories with the intent of expanding the Company's market presence in such regions.

         The Company is contemplating certain other strategic acquisitions. Such acquisitions may have an impact on liquidity depending on the size of the acquisition.

         On October 2, 1998, the Board of Directors authorized the Company to repurchase its outstanding Class A and/or Class B Common Stock in the open market or in privately negotiated transactions at the prevailing market prices not to exceed $5.0 million in the aggregate. During fiscal 1999, the Company repurchased 202,900 Class A Common Stock shares at prices ranging from $12.56 to $15.13, for a total of $3.0 million.

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

         Year 2000 issues may affect the Company's internal systems, including information technology ("IT") and non-IT systems. The Company assessed the readiness of its systems for handling the Year 2000. The Company has developed and is implementing a process to replace all of its material IT systems with a new IT system. The Company believes that the new IT system and the computer hardware used to operate the system will be Year 2000 compliant and that partial implementation of the new IT system will be completed by the end of calendar year 1999. In conjunction with such partial implementation of the new IT system, the Company has begun to modify its existing IT systems to avoid a material impact on the Company's ability to conduct business. Accordingly, the Company believes that partial implementation of the new IT system, together with the modifications of the Company's current IT systems, will allow the Company to operate on and after Year 2000 without a material adverse effect on the Company's financial condition and results of operations.

         Based on information currently available, the Company believes that it does not have any material-specific dependencies on its non-IT systems (devices that have imbedded microprocessors). Accordingly, the Company believes that the Year 2000 poses no material risk to the Company's non-IT systems. The Company contacted its material clients and vendors to determine whether such clients' and vendors' operations and the products and services they provide are Year 2000 compliant and has evaluated their progress toward Year 2000 compliance. There can be no assurance that the Company's material clients, vendors or other third parties will not suffer a Year 2000 business disruption. Such failures could have a material adverse affect on the Company's financial condition and results of operations.

The Costs to Address the Company's Year 2000 Issues

         The Company's new IT system is being implemented for strategic business reasons unrelated to Year 2000 issues and the implementation schedule was not accelerated due to Year 2000 issues. The Company is in the process of modifying the Company's existing IT systems to avoid a material impact on the Company's ability to conduct business by using such IT systems on and after Year 2000. Currently, the Company estimates that the total expected costs relating to this effort will be $200,000.

The Risks to the Company of Year 2000 Issues

         Although unclear at this time, exposure to Year 2000 risks are unlikely to have a material effect on the Company's results of operations, liquidity and financial condition. The Company anticipates that partial implementation of the new IT system, which is believed to be Year 2000 compliant, together with the modification of the Company's current IT systems, will enable the Company to operate on and after Year 2000 without a material adverse effect on the Company's financial condition and results of operations. The Company believes that its most reasonably likely worst case Year 2000 scenario is that certain functions of its new IT system are not implemented on time and the Company's efforts to make Year 2000 modifications to the existing IT systems fail. Such a scenario could disrupt the Company's business and, therefore, could have a material adverse effect on the financial condition and results of operations. Additionally, if any third parties that provide goods or services that are critical to the Company's business fail to appropriately address their Year 2000 issues, there could be a material adverse effect on the Company's financial condition and results of operations.

The Company's Contingency Plans

         The Company continues to modify existing IT systems, which will enable the Company to use such systems without a material adverse effect on the Company's financial condition and results of operations before, on and after Year 2000. The likely impact of Year 2000 failure on such existing IT systems would be in "from-to" reporting and date printing which the Company believes it can correct without material loss in business operation or function. The Company has developed a strategy, including using certain available resources and hiring additional personnel, in formulating its contingency plans for failure of the existing IT systems. Additionally, the Company has identified and contacted its franchisees, licensees, and material vendors and clients and has formulated a system to understand such material third parties' ability to continue providing services and products after the Year 2000, including formulating contingency plans, where appropriate. However, the Company can neither predict nor assure the successful outcome of such third parties' remediation efforts.

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

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         Since July 11, 1996, the Company's Class A Common Stock has been traded on the Nasdaq National Market under the symbol "REMX." Prior to July 11, 1996, the Company's stock was not publicly traded. The following table sets forth the high and low sales prices for the Class A common Stock for fiscal 1999 and fiscal 1998:

                                                        FOR THE THREE MONTHS ENDED
                                         ----------------------------------------------------------
                                         DECEMBER 27,      MARCH 28,      JUNE 27,       OCTOBER 3,
                                             1998            1999           1999            1999
                                         ------------      ---------      --------       ----------
        High ..........................     $22.13          $18.75         $15.00          $19.50
        Low............................     $11.13          $12.00         $ 9.81          $13.00


                                         DECEMBER 28,      MARCH 29,      JUNE 28,      SEPTEMBER 27,
                                             1997            1998           1998            1998
                                         ------------      ---------      -------       -------------
        High ..........................     $28.13          $32.63         $36.25          $29.25
        Low............................     $20.00          $18.75         $23.69          $17.50

         As of December 15, 1999, there were an estimated 1,900 shareholders of record of the Company's Class A Common Stock and ten shareholders of record of the Company's Class B Common Stock.

         Except for the S corporation distributions prior to the Offering and the declared dividend to the Company's pre-Offering shareholders as discussed in
Note 5 to the Consolidated Financial Statements, the Company has not paid cash dividends on its Class A or Class B Common Stock and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain earnings for use in its operations and the expansion of its business.

                                REMEDYTEMP, INC.

                           CONSOLIDATED BALANCE SHEETS
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     ASSETS

                                                                          OCTOBER 3,  SEPTEMBER 27,
                                                                            1999          1998
                                                                          ----------   ----------
Current assets:
   Cash and cash equivalents .......................................      $  7,887      $    450
   Accounts receivable, net of allowance for doubtful accounts
     of $2,038 and $2,647, respectively ............................        76,304        63,660
   Prepaid expenses and other current assets .......................         3,986         3,401
   Prepaid workers' compensation insurance (Note 1) ................         4,476            --
   Deferred income taxes (Note 4) ..................................           581         2,235
                                                                          --------      --------

          Total current assets .....................................        93,234        69,746
Fixed assets, net (Note 2) .........................................        18,204        15,184
Other assets, net ..................................................         2,655         2,567
Deferred income taxes (Note 4) .....................................           924           501

Goodwill, net of accumulated amortization of $296 and $152,
  respectively (Note 6) ............................................         1,704         1,787
                                                                          --------      --------
                                                                          $116,721      $ 89,785
                                                                          ========      ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable ................................................      $  2,909      $  3,033
   Accrued workers' compensation (Note 1) ..........................         1,074         5,535
   Accrued payroll, benefits and related costs .....................        13,141        13,604
   Accrued licensees' share of gross profit ........................         4,857         3,194
   Line of credit (Note 3) .........................................        17,500            --
   Other accrued expenses ..........................................         1,784         1,173
   Income taxes payable (Note 4) ...................................            --           809
                                                                          --------      --------

          Total current liabilities ................................        41,265        27,348
                                                                          --------      --------

Commitments and contingent liabilities (Note 7)

Shareholders' equity:
  Preferred Stock, $.01 par value; authorized 5,000 shares;
    none outstanding ...............................................            --            --
  Class A Common Stock, $.01 par value; authorized 50,000 shares;
    7,055 and 7,206 issued and outstanding at October 3, 1999
    and September 27, 1998, respectively ...........................            71            72
  Class B Non-Voting Common Stock, $.01 par value; authorized 4,530;
    1,804 and 1,806 issued and outstanding at October 3, 1999 and
    September 27, 1998, respectively
                                                                                18            18
   Additional paid-in capital ......................................        32,531        34,732
   Retained earnings ...............................................        42,836        27,615
                                                                          --------      --------
              Total shareholders' equity ...........................        75,456        62,437
                                                                          --------      --------
              Total liabilities and shareholders' equity ...........      $116,721      $ 89,785
                                                                          ========      ========

          See accompanying notes to consolidated financial statements.

                                REMEDYTEMP, INC.

                        CONSOLIDATED STATEMENTS OF INCOME
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                OCTOBER 3,     SEPTEMBER 27,  SEPTEMBER 28,
                                                  1999             1998           1997
                                                ----------     -------------  -----------
Direct sales .............................      $ 279,206       $ 274,577      $ 221,679
Licensed sales ...........................        231,481         173,764        135,532
Franchise royalties ......................          2,689           2,812          2,948
Initial license and franchise fees .......            160             191            187
                                                ---------       ---------      ---------
       Total revenues ....................        513,536         451,344        360,346
Cost of direct sales .....................        220,947         214,870        173,148
Cost of licensed sales ...................        172,817         129,219        101,327
Licensees' share of gross profit .........         39,614          30,138         22,970
Selling and administrative expenses ......         52,403          52,577         44,647
Depreciation and amortization ............          3,696           2,723          2,501
                                                ---------       ---------      ---------
            Income from operations .......         24,059          21,817         15,753
                                                ---------       ---------      ---------
Other income and expense:
  Interest (expense) income, net .........           (251)            263            480
  Other, net .............................            941           1,097          1,191
                                                ---------       ---------      ---------
Income before provision for income taxes .         24,749          23,177         17,424
Provision for income taxes (Note 4) ......          9,528           9,271          7,231
                                                ---------       ---------      ---------
Net income ...............................      $  15,221       $  13,906      $  10,193
                                                =========       =========      =========

Net income per share, basic (Note 9) .....      $    1.72       $    1.55      $    1.15
                                                =========       =========      =========
Weighted-average number of shares, basic .          8,864           8,966          8,896
                                                =========       =========      =========

Net income per share, diluted (Note 9) ...      $    1.71       $    1.50      $    1.13
                                                =========       =========      =========
Weighted-average number of shares, diluted          8,923           9,297          9,042
                                                =========       =========      =========


          See accompanying notes to consolidated financial statements.

                                REMEDYTEMP, INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (AMOUNTS IN THOUSANDS)

                                                  CLASS A               CLASS B
                                                COMMON STOCK          COMMON STOCK        ADDITIONAL
                                             ------------------    -------------------     PAID-IN      RETAINED
                                             SHARES      AMOUNT    SHARES       AMOUNT     CAPITAL      EARNINGS     TOTAL
                                             ------      ------    ------       ------    ----------    --------    -------
Balance at September 29, 1996..........       5,830        $58      3,058         $31      $32,671      $ 3,516     $36,276
   Activity of Employee Stock Purchase
      Plan.............................          12                                            163                      163
   Stock option activity...............          27          1                                 428                      429
   Conversion upon transfer to
      non-affiliates...................          61          1        (61)         (1)
   Net income...........................                                                                 10,193      10,193
                                              -----        ---     ------         ---      -------      -------     -------
Balance at September 28, 1997..........       5,930         60      2,997          30       33,262       13,709      47,061
   Activity of Employee Stock Purchase
      Plan.............................          19                                            313                      313
   Stock option activity...............          66                                            857                      857
   Conversion upon transfer to
      non-affiliates...................       1,191         12     (1,191)        (12)
   Tax benefits from option activity...                                                        300                      300
   Net income...........................                                                                 13,906      13,906
                                              -----        ---     ------         ---      -------      -------     -------
Balance at September 27, 1998..........       7,206         72      1,806          18       34,732       27,615      62,437
   Activity of Employee Stock Purchase
      Plan.............................          26          1                                 333                      334
   Stock option activity...............          24                                            355                      355
   Repurchase of common stock..........        (203)        (2)                             (2,955)                  (2,957)
   Conversion upon transfer to
      non-affiliates...................           2                    (2)
   Tax benefits from option activity...                                                         66                       66
   Net income...........................                                                                 15,221      15,221
                                              -----        ---     ------         ---      -------      -------     -------
Balance at October 3, 1999.............       7,055        $71      1,804         $18      $32,531      $42,836     $75,456
                                              =====        ===     ======         ===      =======      =======     =======


          See accompanying notes to consolidated financial statements.

                                REMEDYTEMP, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                                     OCTOBER 3,     SEPTEMBER 27,     SEPTEMBER 28,
                                                                       1999             1998             1997
                                                                     ----------     -------------     -------------
Cash flows (used in) provided by operating activities:
   Net income ...............................................        $ 15,221         $ 13,906         $ 10,193
     Adjustments to reconcile net income to net cash
       (used in) provided by operating activities:
       Depreciation and amortization ........................           3,696            2,723            2,501
       Provision for losses on accounts receivable ..........             413            1,519            1,276
       Deferred taxes .......................................             967           (4,546)          (4,938)
       Changes in assets and liabilities:
         Accounts receivable ................................         (13,057)          (9,428)         (14,690)
         Prepaid expenses and other current assets ..........            (585)          (1,414)             354
         Prepaid workers' compensation insurance ............          (4,476)              --               --
         Other assets .......................................             (88)             (65)            (776)
         Accounts payable ...................................            (124)          (1,049)           3,149
         Accrued workers' compensation ......................          (4,461)           2,630            2,355
         Accrued payroll, benefits and related costs ........            (463)           2,115            1,433
         Accrued licensees' share of gross profit ...........           1,663              969              837
         Other accrued expenses .............................             856             (283)            (563)
         Income taxes payable ...............................            (479)            (894)             616
                                                                     --------         --------         --------
   Net cash (used in) provided by operating activities ......            (917)           6,183            1,747
                                                                     --------         --------         --------
Cash flows used in investing activities:
   Purchase of fixed assets .................................          (6,573)         (10,591)          (4,138)
   Purchase of franchises, net of assets acquired ...........             (60)          (1,014)            (925)
   Sale of investments ......................................              --               --            1,016
                                                                     --------         --------         --------
   Net cash used in investing activities ....................          (6,633)         (11,605)          (4,047)
                                                                     --------         --------         --------
Cash flows provided by (used in) financing activities:
   Borrowings under line of credit agreement ................          23,750            1,000              100
   Repayments under line of credit agreement ................          (6,250)          (1,000)            (100)
   Repayments under capital lease obligation ................            (245)            (426)            (416)
   Proceeds from stock option activity ......................             355              857              429
   Repurchase of Company Common Stock .......................          (2,957)              --               --
   Proceeds from Employee Stock Purchase Plan activity ......             334              313              163
   Distributions to pre-Offering shareholders ...............              --               --           (3,707)
                                                                     --------         --------         --------
   Net cash provided by (used in) financing activities ......          14,987              744           (3,531)
                                                                     --------         --------         --------
 Net increase (decrease) in cash and cash equivalents .......           7,437           (4,678)          (5,831)
 Cash and cash equivalents at beginning of period ...........             450            5,128           10,959
                                                                     --------         --------         --------
 Cash and cash equivalents at end of period .................        $  7,887         $    450         $  5,128
                                                                     ========         ========         ========

Other cash flow information:
   Cash paid during the period for interest .................        $    555         $     98         $    110
   Cash paid during the period for income taxes .............        $  9,768         $ 15,011         $  9,981

Non-cash financing activities:
   Utilization of tax benefit from disqualifying dispositions        $   (330)        $    (80)        $     --
   Tax benefit from disqualifying dispositions recorded into
     additional paid-in capital .............................        $     66         $    300         $     --

          See accompanying notes to consolidated financial statements.

                                REMEDYTEMP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1.   DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

         The consolidated financial statements include the accounts of RemedyTemp, Inc and its wholly-owned subsidiaries, (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated.

Description of business

         The Company's principal business is providing temporary personnel to industrial, service and e-commerce companies, professional organizations and governmental agencies nationwide.

         The Company has two classes of Common Stock outstanding: Class A Common Stock, which has all voting and other rights normally associated with Common Stock; and Class B Common Stock, which is identical to the Class A Common Stock in all respects except that the Class B Common Stock has no voting rights except with respect to certain amendments of the Company's Amended and Restated Articles of Incorporation, certain mergers and as otherwise required by law. The Class B Common Stock automatically converts into Class A Common Stock on a share-for-share basis upon the earlier of (i) certain transfers to non-affiliates, (ii) the death or legal incapacity of Robert E. McDonough, Sr. or (iii) the tenth anniversary of the completion of the Company's initial public offering on July 16, 1996.

Summary of significant accounting policies

Fiscal year

         The Company's fiscal year includes 52 or 53 weeks, ending on the Sunday closest to September 30. Fiscal year 1999 consisted of 53 weeks, and fiscal years 1998 and 1997 consisted of 52 weeks.

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

         Revenues generated by licensed operations and the related costs of services are included in the Company's consolidated financial statements and are reported as "Licensed sales" and "Cost of licensed sales," respectively. The Company has the direct contractual relationship with the customer, holds title to the related customer receivables and is the legal employer of the temporary employees. The risks associated with the licensed operations remain with the Company. "Licensee" refers to the Company's affiliates in their role as independent contractors and limited agents of the Company in recruiting job applicants, soliciting job orders, filling those orders and handling collection matters upon request. The licensee acts as a limited agent for the Company to market the Company's services within the licensee's territory. The net distribution paid to the licensee for the services rendered is based on a percentage of the gross profit generated by the Licensee's operation and is reflected as "Licensees' share of gross profit" in the consolidated statements of income.

         Both franchisees and licensees pay an initial fee for their affiliation with the Company. This fee is recognized as revenue when substantially all of the initial services required of the Company have been performed, and is reported by the Company as "Initial license and franchise fees."

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Concentrations of credit risk

         The Company's financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. However, concentrations of credit risk are limited due to the large number of customers comprising the Company's customer base and their dispersion across different business and geographic areas. Furthermore, the Company routinely assesses the financial strength of its customers and maintains reserves for potential credit losses. Such losses have been within management's expectations.

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

Fair value of financial instruments

         The carrying amounts of cash, accounts receivable, accounts payable and all other accrued expenses approximate fair value because of the short maturity of these items. The Company's investments in equity securities are carried at fair value based upon available market information. The carrying amount of debt issued under the line of credit agreement approximates fair value at the stated interest rate, which approximates the current market rate.

Cash and cash equivalents

         For purposes of financial reporting, cash equivalents represent highly liquid short-term investments with original maturities of less than 90 days.

Investments

         The Company accounts for its investments in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). The majority of the Company's investment portfolio consists of investments related to the Company's deferred compensation program (Note 8). These investments are classified as trading under the provisions of SFAS No. 115 and are therefore reported at fair value in the accompanying balance sheets. Both realized and unrealized gains and losses are recorded in other income or expense and generally offset the change in the deferred compensation liability which is also included in other income or expense. Investments totaling $1,321 and $239 at October 3, 1999 and September 27, 1998, respectively, are included in Prepaid expenses and other current assets in the accompanying balance sheets.

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Fixed assets

         Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which are three to five years for furniture and fixtures and computer equipment, excluding computer server costs, which are seven years. Major improvements to leased office space are capitalized and amortized over the shorter of their useful lives or the term of the lease.

         The Company currently capitalizes the costs of purchased internal-use software as well as internal and external software development costs related to its new management information system. These capitalized costs are included in fixed assets and are amortized over their estimated useful life, not to exceed seven years.

         In March of 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 ("SOP 98-1"), "Accounting for the costs of computer software developed or obtained for internal use" which the Company will be required to adopt beginning in fiscal 2000. Management is currently assessing the impact of SOP 98-1 but does not anticipate the adoption will have a significant impact on the Company's current capitalization practices.

Goodwill

         Goodwill consists of the excess of purchase price over the fair value of net assets of businesses acquired and is amortized on a straight-line basis over 20 years. The Company regularly reviews the individual components of the balance and recognizes any decline in value on a current basis.

Workers' compensation

         From July 22, 1997 through March 31, 1999, Remedy Insurance Group, LTD. ("RIG"), a wholly-owned subsidiary, provided direct and licensed offices with an insured workers' compensation program. RIG, an offshore insurance captive domiciled in Bermuda, was incorporated and funded with an amount of $600 of restricted cash which is classified on the consolidated balance sheets as other assets. The Company utilized Lindsey Morden, a national Third Party Administrator to administer claims nationally, and Reliance National Indemnity Company to provide stop-loss insurance coverage. The Company's deductible under the insurance program was $250 per individual claim. The stop-loss coverage in effect paid individual claims costs exceeding $250 and aggregate claims greater than $7,500 for the twelve months ended July 1998, and $7,000 for the nine months ended March 1999.

         Effective April 1, 1999, the Company entered into a reinsurance contract with Reliance National Insurance Company ("Reliance") whereby Reliance assumed the Company's remaining deductible liability for all open claims incurred during the period July 22, 1997 to March 31, 1999. Additionally, the Company entered into a one-year fully insured workers' compensation program with Reliance. This program has a fixed cost for payroll up to $295,000 (the Base
Rate) and for payroll exceeding $295,000, the premium is at a lesser rate than the Base Rate. The Company paid the aggregate cost of both the reinsurance contract and the one-year premium, a total of $18,873, to Reliance on April 16, 1999. As of October 3, 1999, the remaining balance of $4,476 is included in Prepaid expenses and other assets on the consolidated balance sheets. The reinsurance contract included a provision for additional payments up to $700 in the event that ultimate losses exceed the projected losses as of April 1, 1999. At fiscal year end, the Company provided for the additional $700 due to current loss projections.

Other income

         Other income consists primarily of fees collected from customers on past due accounts receivable balances in the amounts of $1,029, $1,091 and $1,411, for the fiscal years ended October 3, 1999, September 27, 1998 and September 28, 1997, respectively.

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Income taxes

         The Company records income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events including enactments of changes in the tax law or rates.

Accounting for stock-based compensation

         The Company accounts for its stock compensation plans under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations. The disclosures required under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No.123") have been included in Note 9.

Reclassifications

         Certain reclassifications have been made to conform the fiscal year 1998 information to the fiscal year 1999 presentation.

2.  FIXED ASSETS

                                                 OCTOBER 3,       SEPTEMBER 27,
                                                    1999              1998
                                                 ----------       -------------
Computer equipment and software.....               $16,263          $ 10,502
Furniture and fixtures..............                 4,385             6,429
Leasehold improvements..............                 3,221             3,638
Construction in progress............                 4,176             7,175
                                                   -------          --------
                                                    28,045            27,744
Less accumulated depreciation.......                (9,841)          (12,560)
                                                   -------          --------
                                                   $18,204          $ 15,184
                                                   =======          ========

         Construction in progress primarily relates to expenditures for the Company's development and implementation of a new Company-wide management information system.

3.  LINE OF CREDIT

         On March 31, 1999, the Company renewed its revolving line of credit agreement with Bank of America, providing for aggregate borrowings and letters of credit of $40,000. Interest on outstanding borrowings is payable monthly. The interest rate is the bank's reference rate minus up to 0.25%, based upon certain financial covenants or, at the Company's discretion, LIBOR plus a range of 1.0% to 1.375%, based upon the financial covenants. The line of credit is unsecured and expires on February 28, 2002.

         At October 3, 1999 and September 27, 1998 the Company had $17,500 and $0, respectively, outstanding under its line of credit agreement. The Company had outstanding undrawn letters of credit of $0 and $6,700 at October 3, 1999 and September 27, 1998, respectively. Under the provisions of the line of credit agreement, the Company must maintain certain financial ratios and comply with certain restrictive covenants. The Company was in compliance with these requirements for the fiscal years ended October 3, 1999 and September 27, 1998, respectively.

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

4.  INCOME TAXES

         The Company's provision for income taxes for the three fiscal years ended October 3, 1999 consists of the following:

                                                                 OCTOBER 3,     SEPTEMBER 27,    SEPTEMBER 28,
                                                                   1999             1998            1997
                                                                 ----------     -------------    -------------
    Current tax expense:
         Federal............................................      $6,628           $11,042          $ 9,983
         State..............................................       1,933             2,775            2,186
                                                                  ------           -------          -------
                 Total current.........................            8,561            13,817           12,169
                                                                  ------           -------          -------
    Deferred tax expense:
         Federal............................................         867            (3,960)          (4,375)
         State..............................................         100              (586)            (563)
                                                                  ------           -------          -------
                  Total deferred............................         967            (4,546)          (4,938)
                                                                  ------           -------          -------
                  Total provision for income taxes..........      $9,528           $ 9,271          $ 7,231
                                                                  ======           =======          =======

         The composition of the deferred tax assets (liabilities) at October 3, 1999 and September 27, 1998 is listed below.

                                                                  OCTOBER 3,    SEPTEMBER 27,
                                                                     1999           1998
                                                                  ----------    -------------
     Reserves and accrued liabilities..........................    $ 2,956         $ 5,521
     Depreciation .............................................        568             501
                                                                   -------         -------
                  Gross deferred tax assets....................      3,524           6,022
                                                                   -------         -------

     Prepaid expenses..........................................     (2,019)           (302)
     S corporation cash basis accounting adjustment............         --          (2,984)
                                                                   -------         -------
                  Gross deferred tax liabilities...............     (2,019)         (3,286)
                                                                   -------         -------
     Net deferred tax assets...................................    $ 1,505         $ 2,736
                                                                   =======         =======

         The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory income tax rates to income before taxes as a result of the following differences:

                                                         OCTOBER 3,    SEPTEMBER 27,   SEPTEMBER 28,
                                                           1999            1998            1997
                                                         ----------    -------------   -------------
     Federal tax computed at statutory rate...........     35.0%           35.0%          35.0%
     State taxes, net of federal benefit..............      5.5%            5.3%           5.5%
     Federal tax credits..............................     (2.1)%          (1.0)%         (0.6)%
     Other............................................      0.1%            0.7%           1.6%
                                                            ----            ----           ----
     Total provision for income taxes.................     38.5%           40.0%          41.5%
                                                           =====           =====          =====

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5.  RELATED PARTY TRANSACTIONS

         Prior to the completion of the Company's initial public offering (the "Offering") in July 1996, the Company's Board of Directors declared a distribution of $4,952 to be paid to the Company's pre-Offering shareholders representing the estimated income tax obligations of the pre-Offering shareholders on undistributed S corporation earnings from October 2, 1995 through July 9, 1996, the date immediately preceding the termination of the S corporation status. The distribution, net of advances for the quarterly estimated tax payments of the pre-Offering shareholders, was paid in fiscal 1997.

         Prior to July, 1997, the Company leased its corporate facility from the largest shareholder and Chairman of the Company, Robert E. McDonough, Sr. The lease provided for the payment of property taxes, insurance and certain other operating expenses applicable to the leased property by the lessee. In September 1996, the lease expired and the lease term became month-to-month through July 1997. Rent expense paid to Mr. McDonough under this lease totaled $238 for the year ended September 28, 1997, the last year of this arrangement.

6.  REPURCHASE OF FRANCHISED AND LICENSED OFFICES

         During fiscal 1999, the Company acquired two licensed offices in Stockbridge and College Park, Georgia and during fiscal 1998, the Company acquired two franchised offices in Orlando, Florida. During fiscal 1997, the Company acquired three licensed offices at the following locations: (i) Grand Rapids, Michigan, (ii) Worthington, Ohio, and (iii) Atlanta, Georgia, and one franchised office located in Indianapolis, Indiana. Results of operations for the acquired licensed and franchised offices are recorded in accordance with the Company's related revenue recognition policy (Note 1) until the acquisition date. Subsequent to the acquisition date, the direct office revenue recognition policy is utilized. Had the results of operations for the franchised offices been shown as of the beginning of the current and preceding fiscal years, the consolidated financial information would not be significantly different. These acquisitions were accounted for under the purchase method of accounting. The combined purchase prices were allocated primarily to goodwill and are being amortized over a twenty-year life. The Company is contemplating the continued selective repurchase of licensed and franchised offices in certain territories with the intent of expanding the Company's market presence in such regions.

         Subsequent to October 3, 1999 the Company acquired six licensed offices in the Reston and Richmond, Virginia areas.

7.  COMMITMENTS AND CONTINGENT LIABILITIES

         The Company leases its corporate facility, Company-owned offices and certain equipment under operating leases. The leases typically require the Company to pay taxes, insurance and certain other operating expenses applicable to the leased property. Total rent expense was approximately $3,987, $2,867 and $2,298 for the years ended October 3, 1999, September 27, 1998 and September 28, 1997, respectively. The Company no longer has any capital lease obligations.

         Future minimum lease commitments under all noncancellable operating leases as of October 3, 1999 are as follows:


         FISCAL YEAR
         -----------
         2000......................................................  $ 4,034
         2001......................................................    3,459
         2002......................................................    2,957
         2003......................................................    1,611
         2004......................................................      373
                                                                     -------
                Total..............................................  $12,434
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

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

8.  EMPLOYEE BENEFIT PLANS

401(k) Plan

         The Company has an employee savings plan which permits participants to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. The plan is open to qualified full-time and temporary employees who earn less than $80 per year. The annual amount of employer contributions to the plan is determined at the discretion of the Board of Directors, subject to certain limitations. Eligible participants may make voluntary contributions to the plan and become fully vested in the Company's contributions over a five-year period. The Company has made no contributions during the three fiscal years ended October 3, 1999.

Deferred Compensation Plan

         The Company maintains a nonqualified deferred compensation plan (the "Deferred Compensation Plan") for certain executives of the Company. Under the Deferred Compensation Plan, eligible participants may defer receipt of up to 100% of their base compensation and bonuses on a pretax basis until specified future dates, upon retirement or death. The deferred amounts are placed in trust and invested by the Company. Participants recommend investment vehicles for the funds, subject to approval by the trustees. The balance due each participant increases or decreases as a result of the related investment gains and losses. The trust and the investments therein are assets of the Company and the employees are general creditors of the Company with respect to the benefits due. For each of the three years ended October 3, 1999, the amounts charged to expense relating to the Deferred Compensation Plan were $580, $349 and $0, respectively. Included in Accrued payroll, benefits and related costs in the accompanying consolidated balance sheets at October 3, 1999 and September 27, 1998 was $1,016 and $346, respectively, relating to this plan.

9.  SHAREHOLDERS' EQUITY

Employee Stock Purchase Plan

         In connection with the Offering, the Company implemented its 1996 Employee Stock Purchase Plan (the "Purchase Plan"). Under the terms of the Purchase Plan, eligible employees may purchase shares of the Company's Common Stock based on payroll deductions. A total of 250 shares were reserved for issuance under the Purchase Plan. On August 16, 1999, the Purchase Plan was amended to enable employees of the Company's subsidiaries to participate in the Purchase Plan. The purchase price for shares granted is the lower of 85% of the market price of the stock on the first or last day of each six month purchase period. The Purchase Plan commenced on October 1, 1996. During fiscal 1999, 26 shares were purchased at prices between $10.20 and $18.06, during fiscal 1998, 19 shares were purchased at prices between $13.18 and $20.82 per share and during fiscal 1997, 12 shares were purchased at a price of $13.18 per share.

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9.  SHAREHOLDERS' EQUITY (CONTINUED)

Stock Incentive Plan

         In connection with the Offering, the Company implemented its 1996 Stock Incentive Plan (the "Incentive Plan") for officers, directors and key employees of the Company. A total of 900 shares were reserved for issuance under the Incentive Plan. In February, 1998 and 1999, amendments to the Incentive Plan were approved by votes of the Company's shareholders to reserve an additional 325 and 575 shares, respectively, for issuance under the Incentive Plan. Accordingly, a total of 1,800 shares have been reserved for issuance under the Incentive Plan. Options granted to employees of the Company typically may be exercised within ten years from the grant date and are exercisable in installments determined by the Leadership, Development and Compensation Committee of the Board of Directors. Options granted to non-employee, non-officer directors prior to the Offering were immediately exercisable. Options granted to non-employee, non-officer directors subsequent to the Offering are typically 50% exercisable immediately and 50% exercisable upon the date of the next annual shareholders meeting. Grants for 262 shares at prices between $14.75 and $19.06 per share were made during fiscal year 1999, grants for 263 shares at prices between $17.93 and $29.00 per share were made during fiscal year 1998 and grants for 280 shares at prices between $$15.31 and $19.25 were made during fiscal 1997.

Stock Ownership Plan for Outside Directors

         Prior to March 16, 1998, non-employee directors received an annual cash retainer of $18. Effective March 16, 1998, the Company implemented its Non-Employee Director Compensation and Deferral Plan (the "Director Plan"). Under the Director Plan, non-employee, non-officer directors receive an annual retainer in the form of shares of Common Stock with a total value of $20 on the date of the director's election and/or subsequent reelection to the Board (the "Director Shares"). The shares are earned ratably over the year and issued at the end of the annual term. When issued, the Director Shares are held in trust, on a deferred basis until a director is no longer a director of the Company. Participation in the Director Plan is mandatory. In February 1999, a total of 4 shares were issued to the trust for services rendered. At October 3, 1999, an additional 3 shares were earned and will be issued at the next annual meeting of shareholders in February 2000. As the trust belongs to the Company, all shares issued to the trust are treated as treasury stock for financial reporting purposes. All shares issued and earned are included in the diluted weighted shares outstanding in the earnings per share calculation.

Stock Repurchase

         On October 2, 1998, the Board of Directors authorized the Company to repurchase its outstanding Class A and/or Class B Common Stock in the open market or in privately negotiated transactions at the prevailing market prices not to exceed $5,000 in aggregate. During the fiscal year ended October 3, 1999, the Company repurchased 202.9 Class A Common Stock shares at prices ranging from $12.56 to $15.13 for a total of $2,957.

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


9.  SHAREHOLDERS' EQUITY (CONTINUED)

Earnings per share calculation

         During the first fiscal quarter of 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128") which became effective for financial statements issued for periods ending after December 15, 1997. SFAS No. 128 replaces the previous presentation of earnings per share on the Statements of Income with a dual presentation of Basic Earnings Per Share ("Basic EPS") and Diluted Earnings Per Share ("Diluted EPS"). Basic EPS excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if stock options and other commitments to issue Common Stock were exercised, resulting in the issuance of Common Stock that then shared in the earnings of the Company. As required by SFAS 128, all prior period EPS data has been restated to conform with the provisions of this statement. Basic and Diluted EPS under SFAS No. 128 do not differ materially from Primary Earnings Per Share as previously presented. The table below sets forth the computation of Basic and Diluted EPS under SFAS 128:

                                                          OCTOBER 3,    SEPTEMBER 27,   SEPTEMBER 28,
                                                             1999           1998            1997
                                                          ----------    -------------   -------------
BASIC EPS
Income available to common shareholders..............      $15,221        $13,906         $10,193
Weighted-average number of shares, basic.............        8,864          8,966           8,896
   BASIC EPS.........................................      $  1.72        $  1.55         $  1.15
                                                           =======        =======         =======

DILUTED EPS
Income available to common shareholders..............      $15,221        $13,906         $10,193
Weighted-average number of shares, basic.............        8,864          8,966           8,896
Effect of dilutive securities:
   Stock options.....................................           59            331             146
                                                           -------        -------         -------
Weighted-average number of shares - assuming
   dilution..........................................        8,923          9,297           9,042
   DILUTED EPS.......................................      $  1.71        $  1.50         $  1.13
                                                           =======        =======         =======

         The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock and option plans. Had compensation cost for all stock and option plans been determined based on the fair value at the grant date of awards in fiscal 1999, 1998, and 1997 consistent with the provisions of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                           October 3,   September 27,   September 28,
                                                             1999           1998            1997
                                                           ----------   -------------   -------------
Net income - as reported ............................       $15,221        $13,906         $10,193
Net income - pro forma ..............................       $13,397        $12,355         $ 9,514
Basic earnings per share - as reported ..............       $  1.72        $  1.55         $  1.15
Basic earnings per share - pro forma ................       $  1.51        $  1.38         $  1.07
Diluted earnings per share - as reported.............       $  1.71        $  1.50         $  1.13
Diluted earnings per share - pro forma ..............       $  1.50        $  1.34         $  1.05

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9.  SHAREHOLDERS' EQUITY (CONTINUED)

         The fair value of each option grant has been estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the grants in fiscal 1999, 1998 and 1997, respectively: dividend yield of 0.0%, 0.0% and 0.0%; risk free interest rate of 4.54%, 5.81% and 6.48%; expected volatility of 37.0%, 31.0% and 30.0% and expected lives of 3.7, 2.9 and 2.8 years. The weighted-average per share estimated fair value at the date of grant for options granted during fiscal 1999, 1998 and 1997 was $5.26, $6.24 and $4.26, respectively.

         The following table summarizes the activity relating to all stock and option plans:

                                                    Incentive Plan            Purchase              Options Outside
                                                      Options                Plan Stock              Incentive Plan
                                                ---------------------   ----------------------     ---------------------
                                                            Weighted-                Weighted-                 Weighted-
                                                             Average                  Average                   Average
                                                            Exercise                 Exercise                  Exercise
                                                Shares       Price       Shares        Price       Shares        Price
                                               -------      ---------   -------      ---------     ------      ---------
Option outstanding September 29, 1996            439.4        $13.00         --            --         --             --
Options granted                                  280.0        $15.55       23.6        $13.18         --             --
Options canceled                                 (21.4)       $14.46         --            --         --             --
Options exercised                                (26.4)       $13.00      (12.3)       $13.18         --             --
                                               -------        ------      -----        ------      -----         ------
Options outstanding September 28, 1997           671.6        $14.04       11.3        $13.18         --
Options granted                                  262.8        $21.63       15.5        $19.49      125.0         $20.72
Options canceled                                 (55.4)       $14.95         --            --         --             --
Options exercised                                (65.6)       $13.98      (18.8)       $16.46         --             --
                                               -------        ------      -----        ------      -----         ------
Options outstanding September 27, 1998           813.4        $16.44        8.0        $18.06      125.0         $20.72
Options granted                                  262.0        $15.22       28.0        $10.34         --             --
Options canceled                                 (43.3)       $16.53         --            --         --             --
Options exercised                                (25.4)       $13.91      (26.2)       $12.75         --             --
                                               -------        ------      -----        ------      -----         ------
Options outstanding October 3, 1999            1,006.7        $16.18        9.8        $10.20      125.0         $20.72
                                               =======        ======      =====        ======      =====         ======

         The number of exercisable options outstanding for the fiscal years ended 1999, 1998 and 1997 under the plans were 441.3, 241.6 and 114.5 shares, respectively, at weighted-average prices of $16.37, $15.14 and $13.00 per share, respectively. The following table summarizes information about stock options outstanding at October 3, 1999:


                            Options Outstanding                       Options exercisable
        --------------------------------------------------------   -------------------------
                                         Weighted-
                                          Average      Weighted-                   Weighted-
                            Shares       Remaining      Average      Shares         Average
        Exercise Price    Outstanding       Life         Price     Exercisable       Price
        --------------    -----------    ---------     ---------   -----------     ---------
        $10.00-$13.00       310.1        6.6 years       $12.91       179.6          $13.00
        $13.01-$16.00       421.4        8.4 years       $15.03       129.8          $15.31
        $16.01-$20.00        76.0        8.8 years       $18.34        19.8          $19.01
        $20.01-$25.00       299.0        8.2 years       $21.12        96.4          $21.89
        $25.01-$30.00        35.0        8.5 years       $26.59        15.7          $26.37

                                REMEDYTEMP, INC.

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


10.  UNAUDITED CONSOLIDATED QUARTERLY INFORMATION

                                                                       FOR THE THREE MONTHS ENDED
                                                       ----------------------------------------------------------
                                                       DECEMBER 27,     MARCH 28,       JUNE 27,       OCTOBER 3,
                                                          1998            1999            1999            1999
                                                       ------------     ---------       --------       ----------
Total revenues .................................        $119,826        $114,593        $128,815        $150,302
Total cost of direct and licensed sales ........        $ 90,806        $ 88,010        $ 98,786        $116,162
Licensees' share of gross profit ...............        $  9,141        $  8,973        $  9,983        $ 11,517
Selling, general and administrative expenses ...        $ 13,970        $ 12,790        $ 13,636        $ 15,703
Net income .....................................        $  3,685        $  3,211        $  3,957        $  4,368
Net income per share, basic ....................        $   0.41        $   0.36        $   0.45        $   0.49
Net income per share, diluted ..................        $   0.41        $   0.36        $   0.45        $   0.49


                                                                       FOR THE THREE MONTHS ENDED
                                                       ------------------------------------------------------------

                                                       DECEMBER 28,     MARCH 29,       JUNE 28,      SEPTEMBER 27,
                                                          1997            1998            1998            1998
                                                       ------------     ---------       --------      -------------
Total revenues .................................        $111,145        $109,607        $113,388        $117,204
Total cost of direct and licensed sales ........        $ 85,300        $ 84,041        $ 85,946        $ 88,802
Licensees' share of gross profit ...............        $  6,936        $  6,937        $  7,771        $  8,494
Selling, general and administrative expenses....        $ 13,294        $ 13,906        $ 13,934        $ 14,166
Net income .....................................        $  3,515        $  2,986        $  3,540        $  3,865
Net income per share, basic ....................        $   0.39        $   0.33        $   0.39        $   0.43
Net income per share, diluted ..................        $   0.38        $   0.32        $   0.38        $   0.42

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of RemedyTemp, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of RemedyTemp, Inc. and its subsidiary (the "Company") at October 3, 1999, and September 27, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended October 3, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PRICE WATERHOUSECOOPERS LLP
-----------------------------------
    PricewaterhouseCoopers LLP


Costa Mesa, California
November 12, 1999